COMPANHIA DE BEBIDAS
DAS AMERICAS - AMBEV
CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31,
2003 AND 2002, AND FOR EACH OF THE THREE YEARS
IN THE PERIOD ENDED DECEMBER 31, 2003
AND REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

INDEX TO CONSOLIDATED FINANCIAL STATEMENT                               PAGE
                                                                        ----

Report of Independent Registered Public Accounting Firm                  F-2
Consolidated Balance Sheets                                              F-3
Consolidated Statements of Operations                                    F-4
Statements of Changes in Shareholders' Equity                            F-6
Consolidated Statements of Changes in Financial Position                 F-8
Consolidated Statements of Cash Flows                                   F-10
Notes to the Consolidated Financial Statements                          F-12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Board of Directors and Shareholders
Companhia de Bebidas das Americas - AmBev




     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity, of changes in financial position and of cash flows present fairly, in all material respects, the financial position of Companhia de Bebidas das Americas - AmBev and its subsidiaries at December 31, 2003 and 2002 and the results of their operations and their changes in financial position for each of the three years in the period ended December 31, 2003, in conformity with accounting practices adopted in Brazil. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in Brazil and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 22. As discussed in Note 22(a)(v), on January 1, 2002 the Company adopted SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets.



Companhia de Bebidas das Americas - Ambev


PricewaterhouseCoopers            Sao Paulo, February 12, 2004, except as to
Auditores Independentes         Note 21, as to which the dated is March, 1 2004.

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31
EXPRESSED IN MILLIONS OF REAIS
-----------------------------------------------------------------------------------------------------


ASSETS                                                                       2003                2002
                                                                -----------------   -----------------

Current assets
    Cash and cash equivalents                                             1,196.1             1,131.6
    Short-term investments                                                1,493.9             2,158.4
    Unrealized gain on derivatives                                          102.9               214.9
    Trade accounts receivable                                               725.7               679.0
    Taxes recoverable                                                       771.4               410.3
    Inventories                                                             954.6               837.4
    Other                                                                   255.9               139.8
                                                                -----------------   -----------------

                                                                          5,500.5             5,571.4
                                                                -----------------   -----------------

Non-current assets
    Deferred income tax                                                   1,831.8             1,558.4
    Restricted deposits for legal proceedings                               340.5               238.2
    Tax incentive investments and deposits                                   25.4                18.7
    Assets held for sale                                                    144.1               121.6
    Advances to employees for purchase of shares                            234.7               324.8
    Other                                                                   616.1               444.3
                                                                -----------------   -----------------


                                                                          3,192.6             2,706.0
                                                                -----------------   -----------------

Permanent assets
    Investments
       Goodwill and negative goodwill                                     1,687.3               626.9
       Other                                                                 24.1                10.4
                                                                -----------------   -----------------

                                                                          1,711.4               637.3
                                                                -----------------   -----------------

    Property, plant and equipment                                         4,166.3             3,330.6
    Deferred charges                                                        259.3               136.2

                                                                -----------------   -----------------

                                                                          6,137.0             4,104.1
                                                                -----------------   -----------------

Total assets                                                             14,830.1            12,381.5
                                                                =================   =================


COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31
IN MILLIONS OF REAIS                                                                      (CONTINUED)
-----------------------------------------------------------------------------------------------------




LIABILITIES AND SHAREHOLDERS' EQUITY                                         2003                2002
                                                                -----------------   -----------------
Current liabilities
    Suppliers                                                               800.3               789.1
    Payroll and related charges                                              94.1                59.7
    Loans and financings                                                  1,976.1               607.4
    Taxes on income payable                                                 543.2                74.4
    Other taxes payable                                                     758.3               619.4
    Unrealized loss on derivatives                                           11.7                 3.7
    Dividends payable                                                       293.9               345.7
    Accounts payable to related parties                                       0.8                76.8
    Other                                                                   241.6               257.5
                                                                -----------------   -----------------

                                                                          4,720.0             2,833.7
                                                                -----------------   -----------------

Long-term liabilities
    Loans and financings                                                  4,004.3             3,879.3
    Accrued liability for contingencies                                   1,232.9               989.3
    Sales tax deferrals                                                     235.2               306.9
    Other                                                                   133.1               163.6
                                                                -----------------   -----------------

                                                                          5,605.5             5,339.1
                                                                -----------------   -----------------

Minority interest                                                           196.4                79.1
                                                                -----------------   -----------------

Commitments and contingencies

Shareholders' equity
    Subscribed and paid-up capital                                        3,124.1             3,046.2
    Capital reserve                                                          16.6                16.6
    Revenue reserves                                                      1,506.0             1,247.4
    Treasury stock                                                         (338.5)             (180.6)
                                                                -----------------   -----------------

                                                                          4,308.2             4,129.6
                                                                -----------------   -----------------

Total liabilities and shareholders' equity                               14,830.1             12,381.5
                                                                =================   =================



The accompanying notes are an integral part of these consolidated financial statements.

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31
IN MILLIONS OF REAIS
-------------------------------------------------------------------------------------------------------------------------------

                                                                                        2003             2002              2001

                                                                             ---------------   --------------   ---------------

GROSS REVENUE                                                                       17,143.5         14,279.9          13,131.0
Value-added and other taxes, discounts and returns                                  (8,459.7)        (6,954.6)         (6,605.4)
                                                                             ---------------   --------------   ---------------

NET SALES                                                                            8,683.8          7,325.3           6,525.6
Cost of sales                                                                       (4.044.2)        (3,341.7)         (3,366.2)
                                                                             ---------------   --------------   ---------------

GROSS PROFIT                                                                         4,639.6          3,983.6           3,159.4
                                                                             ---------------   --------------   ---------------

OPERATING INCOME (EXPENSES)
    Selling and marketing                                                             (847.1)          (687.2)           (707.8)
    Direct distribution                                                               (648.6)          (537.4)           (467.8)
    General and administrative                                                        (417.9)          (373.5)           (351.5)
    Depreciation and amortization of deferred charges                                 (420.0)          (334.6)           (256.5)
    Provision for contingencies and other                                             (187.9)          (123.7)            (33.9)
    Financial income (expense), net                                                     93.1           (747.0)           (503.1)
    Other operating income, net                                                       (240.1)           199.4             152.2
    Equity in results of affiliates                                                     (6.2)
                                                                             ---------------   --------------   ---------------

                                                                                    (2.674.7)        (2,604.0)         (2,168.4)
                                                                             ---------------   --------------   ---------------

OPERATING INCOME                                                                     1,964.9          1,379.6             991.0

NON-OPERATING INCOME (EXPENSES), NET                                                  (100.7)           (72.2)              2.3
                                                                             ---------------   --------------   ---------------

INCOME BEFORE INCOME TAXES, PROFIT SHARING AND
    CONTRIBUTIONS AND MINORITY INTEREST                                              1,864.2          1,307.4             993.3
                                                                             ---------------   --------------   ---------------

INCOME TAX AND SOCIAL CONTRIBUTION BENEFIT (EXPENSE)
    Current                                                                           (624.4)          (123.4)           (197.9)
    Deferred                                                                           198.3            404.0             146.0
                                                                             ---------------   --------------   ---------------

                                                                                      (426.1)           280.6             (51.9)
                                                                             ---------------   --------------   ---------------

INCOME BEFORE PROFIT SHARING, CONTRIBUTIONS AND
    MINORITY INTEREST                                                                1,438.1          1,588.0             941.4
                                                                             ---------------   --------------   ---------------

    Employee and management profit sharing                                             (23.6)          (112.3)            (81.3)
    Contributions to FAHZ                                                                               (12.8)            (75.8)
                                                                             ---------------   --------------   ---------------

INCOME BEFORE MINORITY INTEREST                                                      1,414.5          1,462.9             784.3
    Minority interest                                                                   (2.9)            47.4               0.3
                                                                             ---------------   --------------   ---------------

NET INCOME                                                                           1,411.6          1,510.3             784.6
                                                                             ===============   ==============   ===============

Number of shares outstanding at year-end, excluding treasury
    shares (thousands)                                                            37,912,634       38,245,915        38,620,925

Earnings per thousand shares at year end (whole reais) - R$                            37.23            39.48             20.31


The accompanying notes are an integral part of these consolidated financial statements.

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
IN MILLIONS OF REAIS
-----------------------------------------------------------------------------------------------------------------------------------


                                                                               REVENUE RESERVES
                                                                  -----------------------------

                                            SUBSCRIBED
                                                   AND                      FUTURE                          ACCUMULATED
                                               PAID-UP   CAPITAL           CAPITAL    STATUTORY  TREASURY      RETAINED
                                               CAPITAL   RESERVE  LEGAL   INCREASE  INVESTMENTS    SHARES      EARNINGS    TOTAL
                                            ----------  --------  -----   --------  -----------  --------  ------------  -------

AT DECEMBER 31, 2000                           2,565.2             23.5      485.4         13.3     (10.5)               3,076.9

Prior period adjustment - change in
  accounting principle for
  pensions and benefits (Note 14(d))                                                                              (56.5)   (56.5)
Capital increase through
  Issue of shares to IBANN minority
    shareholders net of repurchases
    from dissenting shareholders
    (Note 15(a) (i))                             298.3                                             (242.2)                  56.1
  Employee stock ownership plan purchases         80.7                                                                      80.7
  Repurchase of own shares for treasury                                                            (246.7)                (246.7)
  Premium on the placement of options to
    repurchase own shares                                    4.9                                                             4.9
  Net income                                                                                                      784.6    784.6
  Appropriation of net income
    Legal reserve                                                  39.2                                           (39.2)
    Dividends                                                                                                    (336.6)  (336.6)
    Revenue reserves                                                         313.0         39.3                  (352.3)
                                            ----------  --------  -----   --------  -----------  --------  ------------  -------

AT DECEMBER 31, 2001                           2,944.2       4.9   62.7      798.4         52.6    (499.4)               3,363.4
                                            ----------  --------  -----   --------  -----------  --------  ------------  -------

  Employee stock ownership plan purchases        102.0                                                                     102.0
  Repurchase of own shares for treasury                                                            (355.7)                (355.7)
  Release from investments reserve                                                        (52.6)                   52.6
  Cancellation of treasury shares                                           (674.5)                 674.5
  Gain on transfer of treasury shares to
    IFC (Note 15(b)(iii))                                   11.7                                                            11.7
  Net income                                                                                                    1,510.3  1,510.3
  Appropriation of net income
    Legal reserve                                                  75.4                                           (75.4)
    Interim dividends                                                                                            (160.8)  (160.8)
    Supplemental dividends                                                                                       (341.3)  (341.3)
    Revenue reserves                                                         910.0         75.4                  (985.4)
                                            ----------  --------  -----   --------  -----------  --------  ------------  -------

AT DECEMBER 31, 2002                           3,046.2      16.6  138.1    1,033.9         75.4    (180.6)               4,129.6
                                            ==========  ========  =====   ========  ===========  ========  ============  =======


COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
IN MILLIONS OF REAIS                                                                                                    (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------------------

                                                                               REVENUE RESERVES
                                                                  -----------------------------

                                            SUBSCRIBED
                                                   AND                      FUTURE                          ACCUMULATED
                                               PAID-UP   CAPITAL           CAPITAL    STATUTORY  TREASURY      RETAINED
                                               CAPITAL   RESERVE  LEGAL   INCREASE  INVESTMENTS     STOCK      EARNINGS    TOTAL
                                            ----------  --------  -----   --------  -----------  --------  ------------  -------

AT DECEMBER 31, 2002                           3,046.2      16.6  138.1    1,033.9         75.4    (180.6)               4,129.6
   Employee stock ownership plan purchases        77.4                                                                      77.4
   Subscription of stock warrants                  0.5                                                                       0.5
   Repurchase of own shares for treasury                                                           (312.5)                (312.5)
   Cancellation of treasury shares                                          (154.6)                 154.6
   Transfer of reserves                                                     (853.2)       853.2
   Net income                                                                                                   1,411.6  1,411.6
   Appropriation of net income
     Legal reserve                                                 70.6                                           (70.6)
     Interim dividends                                                                                           (717.7)  (717.7)
     Supplemental dividends                                                                                      (280.7)  (280.7)
     Revenue reserve                                                                      342.6                  (342.6)
                                            ----------  --------  -----   --------  -----------  --------  ------------  -------

AT DECEMBER 31, 2003                           3,124.1      16.6  208.7       26.1      1,271.2    (338.5)               4,308.2
                                            ==========  ========  =====   ========  ===========  ========  ============  =======


The accompanying notes are an integral part of these consolidated financial statements.

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
YEARS ENDED DECEMBER 31
IN MILLIONS OF REAIS
-------------------------------------------------------------------------------------------------------------------------------


                                                                                        2003             2002              2001
                                                                             ---------------   --------------   ---------------

FINANCIAL RESOURCES WERE PROVIDED BY
  From operations
    Net income for the year                                                          1,411.6          1,510.3             784.6
    Expenses (income) not affecting working capital
      Equity in results of affiliates                                                    6.2
      Deferred income tax and social contribution                                     (198.3)          (404.0)           (146.0)
      Amortization of goodwill and negative goodwill, net                              252.4             90.5              94.2
      Gain on the settlement of tax incentives                                         (16.6)
      Depreciation of property, plant and equipment and
        amortization of deferred charges                                               766.3            659.5             613.9
      Accrued liability for contingencies and other                                    187.9            123.7              33.9
      Interest expense on accrued liability for
        contingencies                                                                   59.8             32.9              13.1
      Financial charges on long-term loans, net                                       (496.6)           867.3              (5.2)
      Foreign exchange loss (gain) on subsidiaries abroad                              367.3           (155.8)            (46.2)
      Loss (gain) arising from changes in holdings in
        subsidiaries                                                                    33.3                              (16.2)
      Minority interest                                                                  2.9            (47.4)             (0.3)
      Book value of disposals of property, plant and
        equipment and investments                                                       73.8            159.8              40.7
      Interest and charges on advances to employees
        for purchase of shares                                                         (47.7)           (88.1)            (33.6)
      Provision for losses on permanent assets                                          58.7             97.5              16.1
                                                                             ---------------   --------------   ---------------

                                                                                     2,461.0          2,846.2           1,349.0
From shareholders
  Employee stock ownership plan purchases                                               77.4            102.0              80.7
  Subscription of stock warrants                                                         0.5
  Premium on the placement of options to repurchase
    own shares                                                                                                              4.9
  Changes in the capital of minority shareholders                                        4.8
  Advances to employees for the purchase of shares                                      91.3

From third parties
  Increase in long-term liabilities and decrease in
    non-current assets
      Loans and financings                                                             295.7            162.6           1,900.7
      Sales tax deferrals                                                               57.3
      Affiliated companies                                                                               35.1
      Other accounts receivable                                                         44.1
                                                                             ---------------   --------------   ---------------

TOTAL WORKING CAPITAL FUNDS PROVIDED                                                 3,032.1          3,145.9           3,335.3
                                                                             ---------------   --------------   ---------------

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
YEARS ENDED DECEMBER 31
IN MILLIONS OF REAIS                                                                                                (CONTINUED)
-------------------------------------------------------------------------------------------------------------------------------


                                                                                        2003             2002              2001
                                                                             ---------------   --------------   ---------------

FINANCIAL RESOURCES WERE USED FOR
  Increase in non-current assets and decrease in long-term liabilities
    Restricted deposits for legal proceedings                                           84.0             51.3              79.6
    Advances to employees for purchase of shares                                                         21.4              16.5
    Receivables from companies consolidated proportionally                              14.5                               30.6
    Taxes recoverable                                                                   11.5              6.0              27.5
    Other assets                                                                         9.7              4.3              41.2
    Sales tax deferrals                                                                                                   123.0
    Accrued liability for contingencies                                                123.8             32.6             112.9
    Other liabilities                                                                   98.3             28.3              13.9
  Permanent assets
    Investments                                                                      2,100.6            107.7             220.1
    Property, plant and equipment                                                      862.2            544.7             446.8
    Deferred charges                                                                    91.2             45.7              82.6
  Working capital from company merged                                                                                      27.8
  Repurchase of own shares for treasury                                                311.9            337.1             246.7
  Increase of minority interest in subsidiaries                                        277.6                                2.4
  Payment of appraisal rights to former IBANN shareholders                                                                242.2
  Proposed and declared dividends                                                    1,004.0            502.7             336.6
                                                                             ---------------   --------------   ---------------

TOTAL WORKING CAPITAL FUNDS USED                                                     4,989.3          1,681.2           2,050.4
                                                                             ---------------   --------------   ---------------

INCREASE (DECREASE) IN WORKING CAPITAL                                              (1,957.2)         1,464.7           1,284.9
                                                                             ===============   ==============   ===============

CHANGES IN WORKING CAPITAL

CURRENT ASSETS
  At end of year                                                                     5,500.5          5,571.4           4,685.0
  At beginning of year                                                               5,571.4          4,685.0           2,687.7
                                                                             ---------------   --------------   ---------------

                                                                                       (70.9)           886.4           1,997.3
                                                                             ---------------   --------------   ---------------
 CURRENT LIABILITIES
    At end of year                                                                   4,720.0          2,833.7           3,412.0
    At beginning of year                                                             2,833.7          3,412.0           2,699.6
                                                                             ---------------   --------------   ---------------

                                                                                     1,886.3           (578.3)            712.4
                                                                             ---------------   --------------   ---------------

INCREASE (DECREASE) IN WORKING CAPITAL                                              (1,957.2)         1,464.7           1,284.9
                                                                             ===============   ==============   ===============

The accompanying notes are an integral part of these consolidated financial statements.

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

SUPPLEMENTAL INFORMATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31
IN MILLIONS OF REAIS
-------------------------------------------------------------------------------------------------------------------------------

                                                                                        2003             2002             2001
                                                                             ---------------   --------------   ---------------

CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year                                                              1,411.6          1,510.3             784.6
  Expenses (income) not affecting cash and cash equivalents
     Deferred income tax and social contribution                                      (198.3)          (404.0)           (146.0)
     Amortization of goodwill and negative goodwill, net                               252.4             90.5              94.2
     Depreciation of property, plant and equipment
       and amortization of deferred charges                                            766.3            659.5             613.9
     Accrued liabilities for contingencies and other                                   187.9            123.7              33.9
     Interest expense on accrued liability for contingencies                            59.8             32.9              13.1
     Gain on the settlement of tax incentives                                          (16.6)
     Provision for losses on inventories and permanent assets                           64.6            113.4              54.0
     Interest and charges on advances to employees for
       purchase of shares                                                              (47.7)           (88.1)            (33.6)
     Interest and charges on taxes and contributions                                   (43.5)           (21.4)            (33.1)
     Interest and foreign exchange losses on loans, net                                (40.1)         2,120.4             281.7
     Unrealized exchange rate variation and gains on financial
       assets                                                                          183.3           (840.0)            (63.9)
     (Gain) loss on disposal of property, plant and equipment,
       net                                                                              41.3             63.3              (1.5)
     Loss (gain) arising from changes in holdings in subsidiaries                       33.3                              (16.2)
     Foreign exchange gains on subsidiaries abroad not
       affecting cash, net                                                             203.5           (108.7)            (14.0)
     Minority interest                                                                   2.9            (47.4)             (0.3)
     Equity in results of affiliates                                                     6.2
  Decrease (increase) in assets
     Trade accounts receivable, net                                                    (12.8)           107.9             (91.5)
     Taxes recoverable                                                                (253.2)           (35.6)            (81.5)
     Inventories                                                                       (48.6)            37.8            (187.0)
     Restricted deposits for legal proceedings                                        (102.9)           (51.5)            (79.6)
     Other                                                                            (120.5)            25.9             (88.9)
  Increase (decrease) in liabilities
     Suppliers                                                                         (14.1)           260.6              (7.7)
     Payroll and related charges                                                       (86.4)            50.6              25.6
     Taxes on income payable                                                           491.3           (195.3)             45.8
     Accrued liability for contingencies                                              (104.8)           (34.6)           (107.5)
     Other                                                                             (87.3)           224.8              12.1
                                                                             ---------------   --------------   ---------------

Net cash provided by operating activities                                            2,527.6          3,595.0           1,006.6
                                                                             ---------------   --------------   ---------------

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

SUPPLEMENTAL INFORMATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31
IN MILLIONS OF REAIS                                                                                                (CONTINUED)
-------------------------------------------------------------------------------------------------------------------------------

                                                                                        2003             2002              2001
                                                                             ---------------   --------------   ---------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Short-term investments (maturity over 90 days)                                       423.1           (808.7)           (737.8)
  Investments in affiliates and subsidiaries, net of cash acquired                  (1,745.3)           (75.5)           (220.1)
  Securities and collateral                                                            228.6           (249.3)
  Payment of appraisal rights to former IBANN shareholders                                                               (242.2)
  Acquisitions of property, plant and equipment                                       (862.2)          (522.4)           (446.8)
  Proceeds from disposal of property, plant and equipment                               32.4             98.3              42.1
  Expenditures on deferred charges                                                     (91.3)           (45.5)            (82.6)
                                                                             ---------------   --------------   ---------------

Net cash used in investing activities                                               (2,014.7)        (1,603.1)         (1,687.4)
                                                                             ---------------   --------------   ---------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Loans and financings
    Issuances                                                                        3,359.2            620.1           3,255.2
    Repayments, including interest                                                  (2,510.1)        (2,925.3)         (1,343.9)
  Capital subscriptions                                                                  4.6             29.0              80.8
  Repurchase of own shares for treasury                                               (308.5)          (337.1)           (246.7)
  Premium on the placement of options to repurchase own shares                                                              4.9
  Dividends paid                                                                    (1,026.9)          (335.6)           (313.4)
  Advances to employees for purchase of shares, net of
     repayments                                                                        130.2             26.2             (16.5)
  Other                                                                                  4.8             10.5              (2.4)
                                                                             ---------------   --------------   ---------------

Net cash provided by (used in) financing activities                                   (346.7)        (2,912.2)          1,418.0
                                                                             ---------------   --------------   ---------------

EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                         (101.7)           639.1             100.2
                                                                             ---------------   --------------   ---------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                    64.5           (281.2)            837.4

Cash and cash equivalents, at beginning of year                                      1,131.6          1,412.8             575.4
                                                                             ---------------   --------------   ---------------

Cash and cash equivalents at end of year                                             1,196.1          1,131.6           1,412.8
                                                                             ===============   ==============   ===============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for
  Interest, net of capitalized interest                                                255.1            559.5             260.5
  Taxes on income                                                                      251.3             22.4              29.4
Non-cash transactions
  Issuance of shares related to the IBANN transaction, net of
     repurchases (Note 15(a)(i))                                                                                           56.0
  Assets contributed in acquisition of Quinsa                                          300.7


The accompanying notes are an integral part of these consolidated financial statements.

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2003 AND 2002
IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------


1    OUR GROUP AND OPERATIONS

     Companhia de Bebidas das Americas (the Company, AmBev or we) is a publicly held company incorporated under the laws of the Federative Republic of Brazil. AmBev and its subsidiaries produce, distribute and sell beer, draft beer, soft drinks, malt and other non-carbonated beverages, such as isotonic sport drinks, iced tea and water, in Brazil and other Latin American countries.

     On January 31, 2003, the Argentine anti-trust authorities approved the acquisition by AmBev of a significant interest in Quilmes Industrial S.A. (Quinsa), an Argentine brewer operating in various Latin American markets, subject to certain conditions. During 2003, we also continued the expansion of our international businesses to Central America, the Caribbean, Peru and Ecuador.

     AmBev has licensing agreements with PepsiCo International, Inc. (PepsiCo) to bottle, sell and distribute Pepsi products in Brazil, including the isotonic drink Gatorade (the latter still under review by the Brazilian anti-trust authority) and Lipton Ice Tea. We also have an agreement with PepsiCo for the bottling, sales and distribution outside Brazil of our "Guarana Antarctica" brand. The Company has licensing agreements with Carlsberg A.S. and Miller Brewing Co. for the production of Carlsberg and Miller beers.

     AmBev's shares are traded on the Sao Paulo Stock Exchange (Bovespa), and the New York Stock Exchange (NYSE), as American Depositary Receipts
     (ADRs).


2    SUMMARY OF OUR SIGNIFICANT ACCOUNTING POLICIES

(A)  BASIS OF PRESENTATION OF OUR FINANCIAL STATEMENTS

     Our financial statements are presented in Brazilian reais and are prepared in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which is based on the Brazilian Corporate Law (Law No. 6,404/76, as amended), the rules and regulations issued by the "Comissao de Valores Mobiliarios" - CVM, or the Brazilian Securities Commission, and the accounting standards issued by the IBRACON - "Instituto dos Auditores Independentes do Brasil", or the Brazilian Institute of Independent Auditors.

     These financial statements differ from our Brazilian GAAP financial statements due to certain reclassifications and changes in terminology, and additional explanatory notes added to conform more closely to reporting practices in the United States. The statement of cash flows conforms with International Accounting Standard No. 7, Cash Flow and IBRACON NPC Standard No. 20, Cash Flow Statements.

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2003 AND 2002
IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------

     Certain accounting practices applied by the Company and its subsidiaries that conform with Brazilian GAAP may not conform with accounting principles generally accepted in the United States of America (US GAAP) (Note 22)

(B)  CONSOLIDATION PRINCIPLES

     The consolidated financial statements include the accounts of the Company and all of its subsidiaries in which the Company directly or indirectly controls more than 50% of the voting shares. All significant intercompany accounts and transactions are eliminated upon consolidation. The interests of minority shareholders in the consolidated subsidiaries of the Company are separately disclosed. The consolidated financial statements also include a proportion of the assets, liabilities, revenues and costs of affiliates governed by shareholder agreements, which have been consolidated based on the proportion of the equity interest the Company holds to the total capital of the jointly-controlled affiliates.

(C)  FOREIGN CURRENCY TRANSLATION

     The financial statements of our subsidiaries operating outside Brazil are translated using the year-end exchange rate. Income and expense accounts are translated and maintained in reais at average exchange rates for the period. The difference between the net result determined at the exchange rates at the balance sheet date, and that determined on average exchange rates for the period, is adjusted under Other operating income. In addition, the financial statements of the subsidiaries abroad include the foreign exchange gains or losses on assets and liabilities denominated in foreign currency.

     The financial statements for CCBA S.A. (CCBA) in Argentina and for C.A. Cevecera Nacional S.A. (CACN) in Venezuela include inflation accounting adjustments based on local price index variations (Argentina: measured by the National Statistics and Census Institute of Argentina - INDEC;
     Venezuela: measured by Consumer Price Index - IPC) which were recorded in Other operating income (Note 18).

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2003 AND 2002
IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------

     In the cases of Malteria Pampa S.A. (Malteria Pampa), Malteria Uruguay S.A. (Malteria Uruguay) and Cerveceria y Malteria Paysandu S.A. (Cympay), the U.S. dollar is considered to be the currency of their economic environment, and, therefore, their prices and cash flows are primarily based on the U.S. dollar. The following translation methodology was applied for these companies which adopt the U.S. dollar as the functional currency: (i) inventories, property, plant and equipment, accumulated depreciation and shareholders' equity accounts were translated into U.S. dollars at historical exchange rates and translated into reais at current rates; (ii) monetary assets and liabilities were translated at current rates; (iii) depreciation was determined based on the U.S. dollar value of the assets, (iv) other income accounts were converted at the average exchange rates in the period; and (v) translation gains and losses are included in income for the period.

(D)  CASH AND CASH EQUIVALENTS

     Cash equivalents consist primarily of time deposits and other short term investment held through private mutual funds denominated in reais, having a ready market and an original maturity of 90 days or less, or which have insignificant early withdrawal penalty clauses. We also invest in money market instruments and private mutual funds denominated in U.S. dollars through our off-shore subsidiaries.

(E)  SHORT-TERM INVESTMENTS

     We buy and sell debt securities with the main objective of mitigating our consolidated exposure to currency and interest rate risks. These securities are recorded at cost plus interest at the balance sheet dates. Provision for losses on these investments are recorded when the carrying amount of these assets exceed their fair value. These securities primarily comprise foreign currency debt securities, fixed-term bank certificates and Brazilian Government bonds held through private funds. Short-term investments at December 31, 2003 include bank deposits and financial investments given as guarantee, in connection with the issuance of bonds in the amount of R$ 29.9 (December 31, 2002 - R$ 292.4).

(F)  TRADE ACCOUNTS RECEIVABLE

     Accounts receivable are stated at cost. Allowances are provided, when necessary, in amounts considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2003 AND 2002
IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------


(G)  INVENTORIES

     Inventories are stated at the average cost of purchases or production, adjusted by a provision for reduction to realizable (market) values when necessary.

(H)  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost, indexed for inflation through December 31, 1995, and include the interest incurred in financing the construction of certain qualified assets. Property, plant and equipment are depreciated using the straight-line method over the annual rates as described in Note 8.

     Expenditures for maintenance and repairs are charged to expense when incurred. Costs incurred in connection with developing or obtaining internal-use software are capitalized and depreciated over the useful lives of the software.

     Management reviews long-lived assets, primarily buildings and equipment to be held and used in the business, for the purpose of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable through operating activities. Write-down of the carrying value of assets or groups of assets is made if and when appropriate.

     Returnable bottles are classified as property, plant and equipment and are depreciated normally and written-off when breakage occurs as parts of Cost of sales. We maintain a small number of bottles for sale to distributors to replace bottles broken in the distribution network. These bottles are recorded in inventory and are not used during our day-to-day operations. They are not subject to depreciation.

     Assets held for sale include land and buildings and are reported at the lower of their carrying amounts or their fair values less cost to sell.

(I)  DEFERRED CHARGES

     The Company defers certain charges related primarily to acquisition and implementation of software and pre-operation expenses incurred in the construction or expansion of a new facility until the facility begins operations. Deferred charges are amortized on a straight line basis over a period of up to five years from the beginning of operations.

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2003 AND 2002
IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------


(J)  GOODWILL AND NEGATIVE GOODWILL

     Goodwill or negative goodwill recorded on the acquisition of a company is computed as the difference between the purchase consideration and the underlying book value (usually the tax basis) of the investment acquired. Goodwill is allocated between the write-up of tangible assets at market value and estimated future profitability; each component is amortized using the straight-line method, respectively, over the remaining lives of the tangible assets or the period of the projected profitability, generally ten years. Negative goodwill is only amortized upon realization of the related asset through sale or disposal, unless losses are expected. Generally, goodwill is not tax deductible until the assets are sold or measures are taken to restructure the assets. Goodwill amortization is recorded as Other operating expenses in our statement of operations (Note 18).

(K)  PENSION AND OTHER POST-RETIREMENT BENEFITS

     The initial effect arising from the adoption of IBRACON NPC Standard No. 26, Accounting for Employee Benefits, was fully recognized in our shareholders' equity on December 31, 2001.

     The cash contributions made by the Company to the pension and employee welfare foundations (Note 14) prior to December 31, 2001 were determined by independent actuaries and treated as operating expenses, although the actuarial obligation was not accrued. Since January 1, 2002 the pension obligation is recorded on an accrual basis.

     Unrealized actuarial gains and losses are deferred and recognized in income when exceeding the higher of (a) 10% of the present value of the actuarial liability and (b) 10% of the fair value of the plan's assets, over the average future working life of the plan's members.

(L)  COMPENSATED ABSENCES

     The liability for future compensation for employee vacations is fully accrued as earned.

(M)  DEFERRED INCOME TAXES

     The tax effects of net operating loss carryforwards expected to be recovered through offset, are recorded as deferred tax assets on our balance sheet. Pursuant to CVM Deliberation No. 273/98 and CVM Instruction No. 371/02 only tax losses which are estimated to be recovered within a ten-year period based on a discounted cash flow model are recorded as assets. In the event realization of deferred tax assets is not considered probable, no such assets are recorded.

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2003 AND 2002
IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------


     A deferred tax liability arises in the case of an excess of net assets recorded for financial reporting purposes over the tax basis of these net assets.

     Current and non-current deferred tax assets and liabilities are presented separately.

(N)  STOCK OWNERSHIP PLAN AND ADVANCES TO EMPLOYEES FOR PURCHASE OF SHARES

     AmBev operates a stock ownership plan. The purchase consideration paid by employees is recorded as an increase in capital stock. The rights to acquire AmBev's shares granted to employees, officers or directors under the stock ownership plans do not generate a charge to income.

(O)  WARRANTS AND STOCK OPTION PREMIUMS

     The net premium received on the placement of options and warrants was recognized in a capital reserve in shareholders' equity upon receipt.

(P)  TREASURY SHARES

     We acquire our own shares to be held in treasury and record them using the cost method, as a deduction from shareholders' equity. Cancellations of treasury shares are recorded as a transfer from Treasury shares to Revenue reserves.

(Q)  INTEREST ATTRIBUTED TO SHAREHOLDERS' EQUITY

     Interest attributed to shareholders' equity is recorded as a deduction from unappropriated retained earnings. As required by law, we pay the related withholding tax on behalf of our shareholders (Note 15(e)).

(R)  REVENUES AND EXPENSES

     Sales revenues and related cost of sales are recognized in income when products are delivered to customers. No reserve for expected returns is recorded, as such amounts are insignificant. Other expenses and costs are recognized on an accrual basis.

     Selling and marketing expenses include costs of advertising and other marketing activities. Advertising and marketing costs are not deferred at year-end and are charged to expense ratably in relation to sales over the year in which they are incurred. Advertising expenses (including promotional materials) were R$ 253.2, R$ 280.8 and R$ 269.8 for the years ended December 31, 2003, 2002, and 2001, respectively.

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2003 AND 2002
IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------

     In addition to our third-party distribution networks, we operate a direct distribution system which distributes our products directly to points of sale. Direct distribution expenses include product delivery charges and the cost of sales and delivery personnel required to distribute our products.

     Expenditures relating to ongoing environmental programs are charged to income as incurred. Ongoing programs are designed to minimize the environmental impact of our operations and to manage any potential environmental risks of our activities. Provisions with respect to such costs are recorded at the time the obligation is considered to be probable and reasonably estimable.

(S)  PROFIT SHARING AND RELATED CHARGES

     The year-end provision of our profit-sharing program is an estimate made by our management. Amounts paid with respect to the program may differ from the liability accrued.

(T)  EARNINGS PER SHARE

     Earnings per share were calculated based on the number of shares outstanding at the end of each year, net of treasury shares.

(U)  FINANCIAL INSTRUMENTS AND DERIVATIVES

     The Company enters into derivative financial instruments to mitigate its consolidated exposure to currency, interest rate and commodities risks. Financial instruments not designated as hedges for accounting purposes are measured at the lower of cost plus accrued interest or market value. Certain instruments that do qualify for hedge accounting are recorded at cost plus accrued interest, deferred and recorded in income upon realization (Note 16).

(V)  TAX INCENTIVES

     Certain states in Brazil provide indirect tax incentives in the form of deferrable tax payments and partial or complete tax rebates in order to promote investments in their regions (Note 11). The recognition of these benefits occurs only when the gain is definite and all conditions have been met and is recognized against Other operating income (Note 18). The benefits granted are not subject to clawback provisions in the event we do not meet the program target; however, future benefits may be withdrawn. Amounts recognized during 2003 totaled R$ 175.9 (2002 - R$ 151.9; 2001 - R$ 96.0).

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2003 AND 2002
IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------


(W)  ACCRUED LIABILITIES FOR LEGAL PROCEEDINGS

     Provisions for contingencies are recorded and updated to current values for labor, tax, civil and commercial claims being disputed at the administrative and judicial levels, based on estimates of losses determined by the Company external legal counsel, for lawsuits in which a loss is considered probable.

     Expected tax savings obtained based on provisional court decisions resulting from claims filed by the Company against the tax authorities, if recognized in the statement of operations, are subject to provisioning until the right is assured through a final legal decision in favor of the Company.

(X)  RELATED PARTY TRANSACTIONS

     Transactions with related parties include, among other operations, the purchase and sale of raw materials such as malt, concentrates, labels, corks and several finished products, eliminated in the Company's consolidated financial statements, except for the non-consolidated portion of operations with jointly-controlled entities (recorded based on the proportional consolidation method) and related parties.

(Y)  USE OF ESTIMATES

     The preparation of consolidated financial statements in conformity with Brazilian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used for, but not limited to: accounting for allowance for doubtful accounts, depreciation and amortization, asset impairments, depreciable lives of assets, useful lives of intangible assets, recognition of deferred taxes and contingencies.

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2003 AND 2002
IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------


(Z)  RECLASSIFICATIONS

     In order to further align accounting criteria used in Venezuela with Brazilian GAAP, R$ 19.3 was reclassified from Deferred charges and R$
     22.3 from Inventories to Property, plant and equipment at December 31, 2002.


3    TRADE ACCOUNTS RECEIVABLE, NET

     Trade accounts receivable relate primarily to sales to Beer customers. Credit risk is minimized by the large customer base and control procedures through which we monitor the creditworthiness of customers. Changes in the allowance for doubtful accounts were as follows:

                                                                         2003              2002             2001
                                                              ---------------   ---------------  ---------------

     At beginning of year                                               139.5             131.6            109.1
        New allowances                                                   11.1              12.6             41.9
        Recoveries, net of write-offs                                   (10.2)             (4.7)           (19.4)
        Quinsa (proportionally consolidated)                             41.9
                                                              ---------------   ---------------  ---------------

     At end of year                                                     182.3             139.5            131.6
                                                              ===============   ===============  ===============


4    INVENTORIES


                                                                            2003                 2002
                                                              ------------------   ------------------

     Finished products                                                     145.6                157.8
     Work in process                                                        63.9                 50.8
     Raw materials                                                         564.2                425.3
     Production materials                                                  112.9                119.0
     Maintenance materials and others, net                                  68.0                 84.5
                                                              ------------------   ------------------

                                                                           954.6                837.4
                                                              ==================   ==================

     Provisions for losses on inventory at December 31, 2003 total R$ 33.7 (2002 - R$ 28.7) and are recorded against Maintenance materials and others.

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2003 AND 2002
IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------


5    OTHER ASSETS

                                                          2003              2002
                                               ---------------   ---------------

     CURRENT ASSETS
        Prepaid expenses                                 123.3              40.1
        Advances to suppliers and others                  26.5              10.6
        Sundry receivables                               106.1              89.1
                                               ---------------   ---------------

                                                         255.9             139.8
                                               ===============   ===============

     NON-CURRENT ASSETS
        Taxes recoverable (*)                            348.4             340.7
        Prepaid expenses                                 119.3              51.1
        Investments in debt securities                    77.0
        Prepaid pension benefit cost                      22.0              21.6
        Other accounts receivable                         49.4              30.9
                                               ---------------   ---------------

                                                         616.1             444.3
                                               ===============   ===============

     (*) At December 31, 2003 these consist primarily of zero-rated excise tax (IPI) credits totaling R$ 228.1 (2002 - R$ 228.1) and value-added taxes (ICMS) credits totalling R$ 69.2 (2002 - R$ 69.0). The Company has recorded a provision for the full amount of the IPI tax asset (Note 12) as our right to recover such amounts is not recognized by the tax authorities and is subject to a definite judicial ruling in our favor.

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2003 AND 2002
IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
-------------------------------------------------------------------------------


6    INVESTMENTS - SIGNIFICANT DIRECT AND INDIRECT SUBSIDIARIES

                                                 PERCENTAGE INTEREST      SHAREHOLDERS' EQUITY             NET INCOME (LOSS)
                                                    (TOTAL SHARES)        (CAPITAL DEFICIENCY)
                                                ---------------------  ----------------------------  ---------------------------

FULLY CONSOLIDATED                                2003   2002    2001      2003      2002      2001      2003      2002     2001
----------------------------------------------- ------  -----  ------  --------  --------  --------  --------  --------  -------

Arosuco                                           99.7   99.7    99.7     224.8     102.7      84.7     176.3     153.4    146.6
Aspen                                              100    100     100    (120.1)    (34.2)     (8.6)    (85.9)    (25.6)    (7.6)
BSA Bebidas Ltda. (formerly Miller Brewing do      100    100     100      10.1       7.9      11.7       2.2      (3.7)     9.4
Brasil Ltda.)
CACN                                              50.2   50.2    50.2      17.9      61.8      73.4     (39.4)    (37.2)    (3.7)
CBB                                               99.9   99.7    99.7   5,222.2     772.1   2,238.9   2,046.7    (371.2)   615.9
CCBA                                                     70.0    70.0                70.6      74.2               (85.6)   (21.7)
Cerveceria Suramericana (Cervesursa)              80.0                    145.5                          (7.3)
Cervejaria Astra S.A. (Astra)                            96.7                       243.2                          68.0
Cympay                                            95.4   95.4    95.4      35.3      39.7      23.1       0.4       1.0     (0.2)
Compania Cervecera AmBev Peru A.C. (AmBev Peru)    100                      8.7                          (5.7)
Companhia Cervejaria Brahma Paraguay  (CCBP)              100     100                46.4      35.1                (2.4)     1.1
CRBS S.A. (CRBS)                                  99.8   99.8    99.8     199.9     193.7     427.3       6.2      (2.6)   (57.1)
Eagle Distribuidora de Bebidas S.A (Eagle)         100    100     100   2,684.4   3,217.8   1,290.8    (539.0)  1,484.7    441.7
Hohneck                                          0.009    100     100   1,315.1     215.5    (147.6)    (67.1)    363.0    (28.1)
IBA Sudeste                                       99.3   98.8    98.8   1,426.7     361.5     358.1      47.5       3.6      2.6
Industria de Bebidas Antarctica Norte-Nordeste
(IBANN)                                                                                                                     20.3
Industria de Bebidas Antarctica Polar S.A.
(Polar)                                                          15.1                         335.3                13.9     47.7
Industria del Atlantico (Atlantico)               50.0                     46.9                           5.8
Jalua                                              100    100     100   3,609.9   4,061.0   2,524.4    (451.2)  1,536.6    500.0
Malteria Pampa                                     100    100     100     190.7     183.2      91.7      41.5     (31.5)     7.9
Miranda Correa                                    99.9   99.4               3.9     (15.3)               (1.6)     (1.8)
Monthiers                                          100    100     100   3,609.8   3,916.5   2,399.9    (451.1)  1,516.7   (333.9)
Pati dos Alferes S.A. (Pati)                              100     100                (0.1)     (7.2)               (3.4)    (0.4)
Pilcomayo Participacoes S.A. (Pilcomayo)                  100     100                (1.3)    (42.6)               (7.1)    27.0
Pepsi-Cola Engarrafadora Ltda. (Pepsi)             100    100     100     223.7      74.8      61.4     140.2      (1.7)     1.5

PROPORTIONALLY CONSOLIDATED COMPANIES (*)
-----------------------------------------------

Agrega                                            50.0   50.0    50.0       0.6       0.5       0.8      (1.9)     (2.0)    (1.9)
Astra                                                            65.5               243.2     100.9                68.0     16.1
Ice Tea do Brasil Ltda (ITB)                      50.0   50.0    50.0      (3.4)     (2.8)     (1.1)     (0.7)     (1.7)    (0.5)
Miranda Correa                                                   60.8                          (8.0)                        (1.0)
Quinsa                                            49.7                    818.2                         149.7


(*) The pro-rated balances proportionally consolidated and included in the consolidated balance sheet at December 31, 2003 were:
total assets - R$ 1,812.5 (2002 - R$ 9.0); working capital - R$ 130.2 (2002 - R$ 1.1) and cash and cash equivalents of R$ 44.3
(2002 - R$ 1.0). The pro-rated net income from these affiliates included in the consolidated statement of operations totaled R$
147.1 (2002 - R$ 3.7; 2001 - R$ 13.7).

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2003 AND 2002
IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
-------------------------------------------------------------------------------

Quinsa's main holdings in subsidiaries, fully consolidated in its financial statements, and proportionally consolidated in our financial statements, as at December 31, 2003 are as follows:

                                                                   ECONOMIC
                                                                 INTEREST - %
                                                             ------------------

Cerveceria y Malteria Quilmes S.A.I.C.A. y G.                       87.3
Cerveceria Boliviana Nacional La Paz                                68.1
Cerveceria Chile S.A.                                               87.6
Cerveceria Paraguay S.A.                                            75.2
Fabrica Paraguaya de Vitrios S.A.                                   67.4
Fabricas Nacionales de Cerveza S.A.                                 85.8
Quilmes International (Bermuda) Ltd  (QIB)                          94.7
Salus S.A. (*)                                                      81.2

(*) Only the brewery portion, not including the mineral water operation.

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2003 AND 2002
IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------


7   GOODWILL AND NEGATIVE GOODWILL

                                                                       2003            2002
                                                              -------------  --------------

    Goodwill
      CBB - attributed to
        Property, plant and equipment fair value excess               144.6           144.6
        Expected future profitability                                 702.7           702.7
                                                              -------------  --------------
                                                                      847.3           847.3
    Expected future profitability
        Astra (ii)                                                                    123.3
        Atlantico                                                       5.1
        Cympay (i)                                                     24.9            34.2
        Malteria Pampa                                                 28.1            28.1
        Miranda Correa                                                  5.5             5.5
        Pilcomayo (ii)                                                                 33.9
        Pati (ii)                                                                      16.9
        Quinsa                                                      1,029.9
        Salus (i)                                                                      19.0
                                                              -------------  --------------
                                                                    1,940.8         1,108.2
    Quinsa and subsidiaries (proportionally consolidated)             603.7
                                                              -------------  --------------
                                                                    2,544.5         1,108.2
    Accumulated amortization                                         (680.3)         (331.4)
                                                              -------------  --------------

    Total goodwill, net                                             1,864.2           776.8
                                                              -------------  --------------

    Negative goodwill
      Brahma minority conversion (roll-up)                           (149.9)         (149.9)
      Cervesursa                                                      (18.5)
      Incesa                                                           (8.5)
                                                              -------------  --------------

    Total negative goodwill                                          (176.9)         (149.9)
                                                              -------------  --------------

    Goodwill, net                                                   1,687.3           626.9
                                                              =============  ==============

(i) Subsidiaries that were part of the total purchase price consideration paid by the Company in exchange for an interest in Quinsa.

(ii) Goodwill reclassified to deferred charges, following the downstream mergers of subsidiaries between related parties.

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2003 AND 2002
IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------


Changes in the goodwill and negative goodwill, net are as follows:


                                                                      2003             2002
                                                           ---------------    -------------

At beginning of year, net                                            626.9            617.6
   Goodwill on new acquisitions                                    1,035.0             99.8
   Negative goodwill on new acquisitions                             (18.5)
   Quinsa and subsidiaries (proportionally consolidated)             442.6
   Amortization                                                     (252.4)          (105.3)
   Reclassification to deferred charges, net
     (see (ii) above)                                               (146.3)
   Negative goodwill realized                                                          14.8
                                                           ----------------   --------------

At end of year, net                                                1,687.3            626.9
                                                           ================   ==============

(A)  BRAZILIAN ACQUISITIONS

     In August 2002, Polar repurchased all of its outstanding shares, equivalent to 2.7% of its total shares for the consideration of R$ 6.8 and, as a result, AmBev realized its total negative goodwill on Polar totaling R$ 14.8.

     In July 2002, we acquired 841,966 common shares, 15,488 Class A preferred shares and 446,587 Class B preferred shares of Miranda Correa, for the sum of R$ 1.00 (one real), generating goodwill of R$ 5.5 which is based on future profitability and is to be amortized over ten years. As a result of this acquisition, we increased our interest in Miranda Correa from 60.8% to 99.4% and assumed control of the management, which had previously been held by the other shareholders and began to fully consolidate this company's assets and liabilities.

     In June and July 2002, we acquired 11,808 common shares and 1,814 preferred shares of Astra, a Brazilian beer producer, for R$ 128.5, generating goodwill of R$ 94.3 which is based on expected future profitability and is to be amortized over ten years. As a result of this acquisition, we increased our interest in Astra from 65.5% to 96.7% and began to fully consolidate Astra as from January 1, 2002. Previously, we did not consolidate Astra as the shareholders' agreement precluded us from exercising control.

     During 2001, we acquired 11,328 thousand preferred shares of Astra increasing our interest by 22.2% to 65.5%, for a total consideration of R$ 57.9, giving rise to goodwill of R$ 28.9.

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2003 AND 2002
IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------


     In May 2001, we acquired, directly and indirectly (through Pati), 50.0% of the voting and total capital stock of Pilcomayo, increasing our interest to 100%. The consideration paid was R$ 30.5, and we recognized goodwill of R$ 50.8.

     In April 2001, we acquired at a public auction an additional 33,728 thousand shares of Polar, a Brazilian beer and soft drink producer. Our interest was further increased in a series of additional acquisitions from minority shareholders during 2001, which increased AmBev's direct and indirect holding to 97.4% of the voting capital and 96.2% of the total capital of Polar. The total amount paid for these interests acquired during 2001 was R$ 98.4, generating negative goodwill of R$ 14.8.

(B) INTERNATIONAL ACQUISITIONS

     In December 2003, the Company acquired 80% of the capital of Cervesursa, located in Ecuador, generating negative goodwill of R$ 18.5, based on the expectation of future results, to be amortized in up to ten years.

     In October 2003, the Company acquired for R$ 86.7, machinery and equipment, inventory and the franchise of PepsiCo for the production, marketing and sale of Pepsi products in Lima and in the Northern region of Peru. Such assets were contributed to form a new subsidiary, AmBev Peru.

     In September 2003, the Company and the Central American Bottling Corporation (CarbCorp), launched their operations in the Central American and Caribbean beer markets, through Atlantico, our wholly-owned subsidiary located in Guatemala.

     In January 2003 we acquired, for R$ 1,729.7 (purchase consideration comprising of cash consideration of R$ 1,429.0 and contribution of assets located in Mercosur, at book values of R$ 300.7), 230,920,000 class A shares and 26,388,914 class B shares issued by Quinsa, as well as 8.6% of the capital stock of QIB, a subsidiary of Quinsa, totaling an aggregate economic interest of 40.5% in Quinsa. During 2003, we acquired 12,000,000 class B shares of Quinsa, for the amount of R$ 243.7, in addition, Quinsa repurchased some of its own shares, thus increasing our economic interest in Quinsa to 49.66% at December 31, 2003. Our economic interest has determined based on our interest in Quinsa and its interest in QIB as well as our direct interest in QIB. The economic interest also takes into account that the Class B shares of Quinsa participate in earnings of QIB and liquidation rights, which are equal to 10 times the corresponding rights of Class A shares. Goodwill arising on these transactions, in the amount of R$ 1,029.9 is justified based on expected future profitability, to be amortized over ten years.

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2003 AND 2002
IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------


     Quinsa's controlling shareholders have the right (a put option) to exchange their remaining 373.5 million class A shares of Quinsa for AmBev shares, during April of each year, beginning in 2003. AmBev also has the right to require (a call option) the exchange of class A shares of Quinsa for AmBev shares beginning from the end of the 7th year (starting from April 2003). In both cases, the number of AmBev shares to be issued to Quinsa's controlling shareholders will be determined based on an adjusted EBITDA formula of the two companies.

     The acquisition of Quinsa was approved with certain restrictions by the Comision Nacional de Defensa de la Competencia (Argentine National Commission for the Protection of Competition - "CNDC"). A summary of the principal restrictions imposed by the CNDC is as follows:

     . Quinsa and AmBev are required to dispose of the brands Bieckert, Palermo, Imperial and Norte, as well as the brewery located in Lujan, where the Brahma brand was produced, to an independent brewery, which must be financially sound and which does not produce beer in the Argentinean market (the "Purchaser");

     . Quinsa and AmBev should submit documentation to the CNDC, evidencing the commitment to allow the independent brewery above for a period of seven years starting on the date of the sale of the assets above, to have access to Quinsa's distribution network in Argentina, for the brands sold to the Purchaser; and

     . Quinsa and AmBev shall assume a commitment with the independent brewery above to produce the Bieckert, Palermo and Imperial brands, for a two-year period, as from the date on which such assets are sold.

     As a consequence of the legal action filed by a company pertaining to the Compania Cervecerias Unidas S.A. (CCU) group in April 2003, compliance with these restrictions has been delayed.

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2003 AND 2002
IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------


The condensed financial information of Quinsa below, represents our 49.66% economic interest of Quinsa balances which have been proportionally consolidated in our financial statements as at and for the period of 11 months ended December 31, 2003.

BALANCE SHEET
Current assets                                                        427.6
Long-term receivables                                                 218.2
Permanent assets                                                    1,156.3
Current liabilities                                                  (385.4)
Long-term liabilities                                                (398.9)
Minority interest                                                    (199.6)
                                                          ------------------

Total net assets                                                      818.2
                                                          ==================

STATEMENT OF OPERATIONS
Net sales                                                             773.7
Cost of sales                                                        (387.3)
                                                          ------------------

Gross profit                                                          386.4
Operating expenses, net                                              (210.6)
                                                          ------------------

Operating income                                                      175.8

Non-operating expenses, net                                           (11.3)
Income tax benefit                                                     27.5
Profit sharing                                                         (9.3)
Minority interest                                                     (33.0)
                                                          ------------------

Net income for the period                                             149.7
                                                          ==================

In February 2001, we exercised our option to acquire 95.4% of the total and voting capital of Cympay, which produces, markets and distributes malt and beer in Uruguay, for a total consideration of R$ 56.7, generating goodwill of R$ 34.2.

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2003 AND 2002
IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------


8    PROPERTY, PLANT AND EQUIPMENT



                                                                               ANNUAL
                                                                            DEPRECIATION
                                                  2003            2002       RATES - %
                                         -------------   -------------    ---------------

Cost
  Land                                           244.6           147.2
  Buildings                                    2,090.8         1,865.1                  4
  Machinery and equipment                      5,673.3         4,436.9           10 to 20
  Offsite equipment                            1,030.4           670.6           10 to 20
  Other property and intangible assets           987.0           507.0            4 to 20
  Construction in progress                       153.7           218.2
                                         -------------   -------------

                                              10,179.8         7,845.0
Accumulated depreciation                      (6,013.5)       (4,514.4)
                                         -------------   -------------

                                               4,166.3         3,330.6
                                         =============   =============



The Company owns certain plants which are no longer operating, the assets of which, net of accumulated depreciation, amount to R$ 233.2 at December 31, 2003 (2002 - R$ 177.5). These assets, amounting to R$ 144.1 (2002 - R$ 121.6), net of a provision for loss on the estimated sale of R$ 89.1 (2002 - R$ 55.9), are accounted for as non-current assets.

During 2003, the Company continued to dispose of assets which were no longer operational and, upon disposal, recognized losses of R$ 12.7 as Other non-operating income (expenses) (2002 - R$ 6.5). In addition, at December 31,2003, the provision for potential losses on the sale of property, machinery and equipment totaled R$ 58.7 (December 31, 2002 - R$ 69.9).

The Company is restricted in relation to the disposal of certain property, plant and equipment, the residual amount of which totals R$ 909.3 (December 31, 2002 - R$ 963.5) pursuant to loans and lease agreements. Such restrictions have no impact on the use of such assets and on the Company's operations.

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2003 AND 2002
IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------


9    DEFERRED CHARGES

                                                  2003            2002
                                         -------------   -------------
Cost
  Pre-operating expenses                         190.6           247.3
  Implementation and expansion costs              55.7           214.0
  Other (i)                                      217.8           107.1
                                         -------------   -------------
                                                 464.1           568.4
Accumulated amortization                        (204.8)         (432.2)
                                         -------------   -------------

                                                 259.3           136.2
                                         =============   =============

(i) The 2003 balance includes the balance of goodwill in subsidiaries in the amount of R$ 146.3, reclassified from "Goodwill and negative goodwill" to "Deferred charges", arising from the downstream mergers among subsidiaries.

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2003 AND 2002
IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------


10   LOANS AND FINANCING



                                                                                                     CURRENT               LONG-TERM
                                                                              ------------------------------------------------------

                                   ANNUAL FINANCIAL I
                                   CHARGES                 FINAL MATURITY           2003         2002           2003            2002
                                   --------------------    -----------------  ----------   ----------     ----------      ----------


  Reais
    ICMS sales tax incentives      5.21%                   June 2013                34.6         31.4          340.5           310.7
    Acquisition of equipment       2.40% above the TJLP    December 2008           227.2        237.7          298.6           408.3
    Other                          2.62% above the TJLP    June 2007                 0.2                         0.4
                                                                              ----------   ----------     ----------      ----------
                                                                                   262.0        269.1          639.5           719.0
                                                                              ----------   ----------     ----------      ----------

  Foreign currency
                                   2.4% above quarterly
    Syndicated loan                LIBOR (i)               August 2004           1,063.0          7.1                        1,150.8
    Bonds 2011                     12.3%                   December 2011            11.6                     1,444.6
    Bonds 2013                     10.3%                   September 2013           42.1          9.2        1,444.6         1,766.6
    Raw materials                  4.77%                   May 2005                183.7        207.6           22.1            81.4
    Acquisition of equipment       5.87%                   January 2009            303.5         51.0          418.4           160.2
    Other (ii)                     89.57%                  October 2008            110.2         63.4           35.1             1.3
                                                                              ----------   ----------     ----------      ----------
                                                                                 1,714.1        338.3        3,364.8         3,160.3
                                                                              ----------   ----------     ----------      ----------

                                                                                 1,976.1        607.4        4,004.3         3,879.3
                                                                              ==========   ==========     ==========      ==========


(i) Fixed interest rate of 5.95% per annum on denomination in U.S. dollar through a swap contract (Note 11(iv)).

(ii) Includes local currency loans (and interest) in Argentina, Ecuador, Peru, Uruguay and Venezuela

(*) The annualized TJLP (Government nominal long-term interest rate), fixed quarterly is 11% per annum as from December 31, 2003 (2002 - 10%); LIBOR
     - The six-monthly London Interbank Offered Rate - LIBOR at December 31, 2003 is 1.4 % per annum (2002 - 1.3% per annum).

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2003 AND 2002
IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------


(A)  PRINCIPAL LOAN CONTRACTS AND PROGRAMS

(I)  ICMS TAX INCENTIVE PROGRAMS

     The loans relate to programs offered by certain states through which a percentage of the monthly ICMS - Value-Added Tax on Sales and Services due is financed by Government related agencies, generally over five years from the tax due date (Note 11).

(II) ACQUISITION OF EQUIPMENT

     In May 2001, we entered into a credit agreement with BNDES for R$ 216.5 of which R$ 168.2 was received in 2001 and the remainder in 2002. The balance under the credit agreement becomes payable after one year in monthly installments with final maturity in December 2008.

(III) NOTES ISSUED IN THE INTERNATIONAL MARKET

     In September 2003 CBB issued US$ 500 million 8.75% notes due 2013 (Bond
     2013), under Regulation 144A and Regulation S, with a full and unconditional guarantee offered by AmBev. The bond was issued at 99.67% of face value, and bears annual interest of 10.3% including 15% withholding tax, payable every six months and final maturity in September 2013. The original contracted interest rate may be increased by 0.5%, if the bond is not registered with the U.S. Securities and Exchange Commission - SEC by September 18, 2004.

     In December 2001 CBB issued US$ 500 million 10 1/2% notes due 2011 (Bond
     2011), under Regulation 144A and Regulation S with a full and unconditional guarantee offered by AmBev. The bond was issued at 98.56% of face value, and bears annual interest of 12.3% including 15% withholding tax, payable every six months and final maturity in December 2011. The Bond 2011 was registered with the SEC on October 4, 2002.

(IV) SYNDICATED LOAN

     On August 1, 2001, CBB raised the equivalent on that date of US$ 315.0 through a Japanese Yen-denominated syndicated loan. The loan matures on August 1, 2004 and bears annual interest of Yen LIBOR plus 2.4%. We have contracted cross-currency interest rate swaps and forward contracts to mitigate our currency and interest rate risks, swapping the currency to the U.S. dollar and fixing our interest rate at 5.95% per annum.

     This loan is jointly guaranteed by AmBev and certain subsidiaries and is subject to covenants including requirements to meet indebtedness and liquidity ratios.

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2003 AND 2002
IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------

(V)  RAW MATERIALS

     Raw material import finance terms are normally for payment in a single installment on the 360th day, and are primarily to finance importations of malt and hops. The supplier credit financings are mostly obtained through international financial institutions.

(B)  MORTGAGES AND COLLATERAL

     Loans and financings for expansion, construction of plants and purchases of equipment are covered by mortgages on land and buildings and liens on equipment. Loans for the purchase of raw materials, mainly malt, syndicated loans and the Bonds are guaranteed by collateral of AmBev and its subsidiaries, which on December 31, 2003 totaled R$ 199.1.

(C)  BREACH OF COVENANT

     During 2003, certain subsidiaries of Quinsa in Argentina concluded a debt renegotiation process, restructuring financings and payment terms. At December 31, 2003, US$ 4.2 million of the long-term debt that was not in compliance with certain liquidity ratio covenants was reclassified to current liabilities.

(D)  MATURITIES

     At December 31, 2003, the Company's long-term loans, by year of maturity, are the following:

     2005                                                         232.5
     2006                                                         390.9
     2007                                                         152.8
     2008                                                         150.0
     2009                                                          20.4
     2010                                                          53.2
     2011                                                       1,498.1
     2012 and 2013                                              1,506.4
                                                            -----------

                                                                4,004.3
                                                            ===========

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2003 AND 2002
IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------


11   SALES TAX DEFERRALS AND ICMS TAX INCENTIVE PROGRAMS

     We currently participate in programs whereby a percentage of payments of ICMS, due from sales generated by specific production facilities, are deferrable (financed by a state related financial agent) for periods of generally five years from their original due date. Percentages deferrable usually range from 40% to 100% over the life of the program. Amounts deferrable under these programs are unlimited, except in certain states with which we have specific agreements. Balances deferred generally accrue interest and are only partially inflation-indexed.


     DESCRIPTION                                              2003          2002
     ---------------------------------------------    ------------   -----------

     Short-term liabilities
       Loans and financings (Note 10)                         34.6          31.4
       Sales tax deferrals (included in Other
         taxes payable)                                      161.8         154.1
                                                      ------------   -----------

                                                             196.4         185.5
                                                      ============   ===========

     Long-term liabilities
       Loans and financings (Note 10)                        340.5         310.7
       Sales tax deferrals                                   235.2         306.9
                                                      ------------   -----------

                                                             575.7         617.6
                                                      =============  ===========


12   COMMITMENTS AND CONTINGENCIES

(A)  TAX AND LEGAL CLAIMS

     We are contesting the payment of certain taxes and contributions and have made judicial escrow deposits (Restricted deposits for legal proceedings) of equivalent or lesser amounts pending final judicial decisions. Our management believes that the accrued liability for contingencies, including interest, is sufficient to meet probable and reasonably estimable losses in the event of unfavorable rulings.

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2003 AND 2002
IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------


The following probable losses have been identified based on the advice of outside legal counsel and have been provided as liabilities in our financial statements:

                                                       2003                 2002
                                               ------------         ------------

Indirect taxes
   ICMS and IPI (i)                                   532.1                458.1
   PIS and COFINS (ii)                                339.2                260.3
Labor claims (iii)                                    211.1                131.5
Income tax and social contribution (iv)                50.2                 43.2
Claims from distributors (v)                           28.6                 18.7
Others (vi)                                            71.7                 77.5
                                               ------------         ------------

Total accrued liabilities for contingencies         1,232.9                989.3
                                               ============         ============

AmBev may be exposed to additional possible risks, based on the opinion of legal counsel, estimated at R$ 1,266.6 (2002 - R$ 976.0) which have not been provisioned. Although there can be no assurance that AmBev will prevail in every case, management does not believe that the ultimate disposition of these legal contingencies will have a material effect on AmBev's financial condition or results of operations.

Changes in the accrued liabilities for contingencies are as follows:

                                                       2003              2002
                                               ------------      ------------

At beginning of year                                  989.3             815.5
   New provisions                                     172.3             155.7
   Payments                                           (15.4)            (14.8)
   Interest                                            59.8              32.9
   Quinsa and subsidiaries (proportionally
     consolidated)                                     26.9
                                               ------------      ------------

At end of year                                      1,232.9             989.3
                                               ============      ============

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2003 AND 2002
IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------


(I)  ICMS AND IPI

     These legal proceedings relate mainly to tax disputes of presumed zero-rated IPI credits and to extemporaneous ICMS credits on purchases of property, plant and equipment prior to 1996. We have filed claims against the tax authorities to assure we effectively benefit from IPI tax exemptions on certain inputs. Currently the "exemption" becomes a mere tax deferral at the time of sale. As these and other claims are contingent upon obtaining favorable, non-appealable judicial decisions, the corresponding assets, which might arise in the future, are only recognized once realization is assured.

(II) PIS AND COFINS

     PIS - We obtained an injunction in 1999, granting the right to pay PIS (up to December 31, 2002) only on billings, without paying these taxes on other revenues. Following the enactment of Law 10,637 of December 31, 2002, which established new rules for calculating PIS which became effective as from December 1, 2002, the Company began to pay PIS on other revenues.

     COFINS - We obtained an injunction granting the right to pay COFINS only on billings, without paying these taxes on other revenues. On December 29, 2002 Law 10,833 was enacted and established new rules for calculating COFINS and will become effective as from February 1, 2004. The Company expects to pay COFINS on other revenues upon effectiveness of Law 10,833.

     At December 31, 2003, the provision primarily refers to amounts that were not paid pursuant to the injunctions, and which will be subject to provisioning until they are assured by a final decision in favor of the Company.

     In common with many Brazilian taxpayers, we have filed claims seeking to exclude for the period from 1988 to 1995 the indexation for inflation of certain PIS taxes. In May 2001 a decision of the appellate court ruled in favor of a plaintiff taxpayer. In the administrative judicial system, the decisions have been favorable to the taxpayers, and the tax authorities are no longer issuing new infraction notices regarding this issue. Although the issue has not yet received a final non-appealable ruling, the probability of the taxpayers' position not prevailing is considered to be remote. During 2001, we concluded the determination of the credits arising in the five-year prescriptive period prior to the date of our claim. The liability, including interest and charges, totaling R$ 138.7 was reversed to income (Provision for contingencies and other) during 2001. The amounts were recovered by offsetting other Federal taxes due.

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2003 AND 2002
IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------


     We have also filed claims against the tax authorities to support our view that certain taxes levied are unconstitutional, however because we are required by law to pay these amounts, we have deposited the amounts into judicial escrow accounts (Restricted deposits for legal proceedings) and/or made provisions for amounts legally due.

(III) LABOR CLAIMS

     We are involved in approximately 9,500 legal proceedings with former and current employees, mainly relating to dismissals, severance, health and safety premiums, supplementary retirement benefits and other matters. We have established provisions in connection with all proceedings for which we believe, based on the advice of our outside legal counsel, there is a probable chance of loss. Judicial escrow deposits, principally for labor claims, totaled R$ 111.6 at December 31, 2003 (2002 - R$ 74.7). At December 31, 2003 none of these claims had probable estimated losses which individually exceeded R$ 2.

(IV) INCOME TAX AND SOCIAL CONTRIBUTION

     This provision relates substantially to the recognition of the deductibility of interest attributed to shareholders' equity in the calculation of social contribution for the year 1996.

(V)  CLAIMS FROM DISTRIBUTORS

     We have several claims filed against us by former distributors whose contracts were terminated due to their failure of distributors to meet our guidelines and a general restructuring of our distribution network. We have provisions for probable losses of R$ 28.6, based on advice of outside legal counsel (2002 - R$ 18.7).

(VI) OTHER PROVISIONS

     These provisions relate substantially to issues involving the National Social Security Institute (INSS), products and suppliers.

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2003 AND 2002
IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------

(B)  COMMITMENTS

     Commitments for construction under contract at December 31, 2003 are estimated at R$ 100.0 (2002 - R$ 124.5).

     We have contracts with certain key suppliers to buy volumes of key materials in our production processes, including aluminum, plastics and natural gas, but without fixed volumes or amounts.

(C)  ENVIRONMENTAL ISSUES

     We are subject to federal, state and local environmental laws. These laws generally provide for control of air emissions and require responsible parties to undertake remediation of hazardous waste disposal sites. Civil penalties may be imposed for noncompliance.

     We provide for remediation costs and penalties when a loss is probable and the amount is reasonably determinable. It is not presently possible to estimate the amount of all remediation costs that might be incurred or penalties that may be imposed. Our management does not presently anticipate that such costs and penalties, to the extent not previously provided for, will have a material adverse effect on our consolidated financial condition, statement of operations or liquidity.

     At present we believe there are no unasserted environmental claims or assessments. We have made substantial capital expenditures to bring existing facilities into compliance with various environmental laws.

     Recent environmental expenditures are as follows:

     YEAR ENDED          PROPERTY, PLANT              WASTE
     DECEMBER 31           AND EQUIPMENT          TREATMENT             TOTAL
     ---------------     ---------------     --------------      ------------

     2003                            9.3               38.3              47.6
     2002                            2.8               38.8              41.6
     2001                            5.1               51.1              56.2

     Budgeted environmental expenditures for the five-year period ending December 31, 2008 total approximately R$ 242.3 (unaudited).

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2003 AND 2002
IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------

13   OTHER LIABILITIES

                                                              2003          2002
                                                      ------------   -----------

     CURRENT LIABILITIES
      Employee and management profit sharing program          11.5         134.6
      Advances from customers                                 31.0           9.8
      Other accounts payable                                 199.1         113.1
                                                      ------------   -----------

                                                             241.6         257.5
                                                      ============   ===========

     LONG-TERM LIABILITIES
      Post-retirement benefits (Note 4)                       72.9          53.4
      Deferred income tax and social contribution
        (Note 18 (b))                                         26.2          25.7
      Supplier credits                                         0.8          29.4
      Other accounts payable                                  33.2          55.1
                                                      ------------   -----------

                                                             133.1         163.6
                                                      ============   ===========


14   EMPLOYEE BENEFITS

(A)  AMBEV PENSION BENEFITS

     AmBev sponsors a defined-benefit pension plan (closed to new participants) and a defined-contribution plan, which supplement benefits that the Brazilian government's social security system provides to our employees and those of our Brazilian subsidiaries. Contributions by AmBev under the plan are determined based on a percentage of participant salaries.

     These plans are administered by the AmBev Pension Fund, Instituto AmBev de Previdencia Privada (IAPP). In the year ended December 31, 2003, the Company contributed R$ 4.4 (2002 - R$ 4.2) to IAPP. The IAPP was established solely for the benefit of our employees, and its assets are held independently. We nominate the three directors of IAPP.

     At December 31, 2003 we had 4,662 participants in our plan (2002 - 4,391), of which 2,778 (2002 - 2,872) participated in the defined-benefit plan.

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2003 AND 2002
IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------


Based on the independent actuarial reports, the funded status of AmBev's plans at December 31, is determined as follows:

                                                       2003              2002
                                            ---------------   ---------------

Fair value of plan assets                             501.4             458.7
Present value of actuarial liability                 (360.7)           (325.5)
Actuarial gain or loss                                 48.4              22.0
Less valuation allowance over assets (*)             (167.1)           (133.6)
                                            ---------------   ---------------

Funded status                                          22.0              21.6
                                            ===============   ===============

(*) This valuation allowance related to a plan which has been closed to new participants and was recorded because, under current pension regulation, any surplus of assets over liabilities cannot be returned to the Company. The net asset balance was limited to the present value of the estimated future reduction in contributions. The Company does not expect to recover this amount at the present time.

(B)  HEALTH CARE AND OTHER BENEFITS DIRECTLY PROVIDED BY AMBEV

     AmBev directly provides health care benefits, reimbursement of medication costs and other benefits to retirees from certain subsidiaries, through CBB.

     The provision for these benefits based on the actuarial reports of R$
     72.9 at December 31, 2003 (2002 - R$ 53.4) is recorded as Post-retirement benefits under Other long-term liabilities (Note 13).

     At January 1, 2003                                                  53.4
       Benefits paid                                                     (5.5)
       Interest cost                                                      8.5
       Actuarial adjustment                                              16.5
                                                             ----------------

     At December 31, 2003                                                72.9
                                                             ================

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2003 AND 2002
IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------


(C)  WELFARE FOUNDATION - THE FAHZ

     The employees and retirees of the Company receive health care and dental assistance from the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficiencia (FAHZ), one of our shareholders.

     The changes in the provision for these benefits of FAHZ, based on independent actuarial reports, were as follows:

     At January 1, 2003                                                154.1
       Interest cost                                                    24.9
       Actuarial adjustment                                              1.2
       Benefits paid                                                   (16.7)
                                                                -------------
                                                                -------------

     At December 31, 2003                                               163.5
                                                                =============

     The actuarial liabilities related to the benefits provided by the FAHZ were fully offset by an equivalent amount of assets held by the FAHZ on the same date. The surplus assets were not recorded by us in our financial statements, since under current welfare foundation regulations, any surplus of assets over liabilities cannot be returned to the Company.

     In accordance with NPC No. 26, the Company recognized the actuarial liability related to the obligation for the benefits provided directly by AmBev, but not for benefits provided by the FAHZ. The assumption is that this obligation will not be legally imputed to the Company and will be covered by the contributions made annually to the FAHZ (up to 10% of the net income of each year), which are recognized through the statement of operations. In 2001, an independent actuarial appraisal of the benefit obligations undertaken by the FAHZ was concluded which determined the funds required to be provided by the sponsoring companies to make the FAHZ self-sufficient. Part of the necessary funds, in the amount of R$ 12.8, was charged to income under Contributions to the FAHZ (2001 - R$ 75.8).

(D)  RECOGNITION OF THE EFFECTS OF NPC NO. 26 AT DECEMBER 31, 2001

     NPC No. 26 established the mandatory recognition of actuarial liabilities, as well as certain actuarial assets, relative to benefits provided to employees (Note 2(k)). As a consequence, the Company charged directly to shareholders' equity, at December 31, 2001, an amount of R$ 56.5.

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2003 AND 2002
IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------


15   SHAREHOLDERS' EQUITY

(A)  CAPITAL AND SHAREHOLDERS' RIGHTS

(I)  CAPITAL

     The Company's capital stock at December 31, 2003 amounted to R$ 3,124.1 (December 31, 2002 - R$ 3,046.2), represented by 38,537,333 thousand nominative shares with no-par value (December 31, 2002 - 38,620,730 thousand), comprised of 15,735,878 thousand common shares and 22,801,455 thousand preferred shares (December 31, 2002 - 15,795,903 thousand and 22,824,827 thousand, respectively).

     In April 2003, the Company increased capital by R$ 77.4 under the stock ownership plan upon issuance of 259,007 thousand preferred shares. In addition, the Company transferred R$ 853.2 from the revenue reserve for future capital increase to the statutory investment reserve, in accordance with its by-laws.

     During 2002, share capital was increased by R$ 101.9 under the stock ownership plan upon issuance of 348,075 thousand preferred shares.

     In November 2001, the Company issued 96,713 thousand common shares and 429,497 thousand preferred shares to the minority shareholders of IBANN in the amount of R$ 298.3 based on an independent fair value appraisal. This transaction generated a gain on change in ownership interest in the amount of R$ 18.3, recognized in Other non-operating income. Certain shares issued were repurchased from the minority shareholders. In March 2001, a capital increase was subscribed in the amount of R$ 80.7 under the stock ownership plan upon the issuance of 569,107 thousand preferred shares.

(II) WARRANTS

     During the period for the exercise of warrants between April 1 and April 30, 2003, 25 thousand common and 489 thousand preferred shares were subscribed, for the total amount of R$ 0.5. Certain warrant holders have challenged in court the CVM's and Company's understanding related to the warrant conversion criteria.

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2003 AND 2002
IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------


(III) SHARE RIGHTS

     Our preferred shares are non-voting but have priority in the return of capital in the event of liquidation. Our common shares have the right to vote at shareholder meetings. Under our by-laws, we are required to distribute to shareholders as a mandatory dividend in respect of each fiscal year ending on December 31 an amount not less than 27.5% of our net income determined under Brazilian GAAP, as adjusted in accordance with such law, unless payment of such amount would be incompatible with AmBev's financial situation. The mandatory dividend includes amounts paid as interest attributed to shareholders' equity (Note 15(d)). Preferred shares are entitled to a dividend premium of 10% over that received by the common shareholders.

(IV) SHARE ACTIVITY (IN THOUSANDS OF SHARES)


                                                        2003           2002             2001
                                              --------------  --------------   -------------

      Preferred shares
         At beginning of year                     22,824,827      23,668,349      22,669,744
           Employee stock ownership plan
             purchases                               259,007         384,075         569,108
           IBANN transaction (Note 15(a)(i))                                         429,497
           Stock warrants                               489
           Cancellation of shares                  (282,868)      (1,227,597)
                                              --------------  --------------   -------------

      At end of year                              22,801,455     22,824,827       23,668,349
                                              ==============  ==============   =============

      Common shares
         At beginning of year                     15,795,903      16,073,049      15,976,336
           IBANN transaction (Note 15(a)(i))                                          96,713
           Stock warrants                                 25
       Cancellation of shares                        (60,050)       (277,146)
                                              --------------  --------------   -------------

       At end of year                             15,735,878      15,795,903      16,073,049
                                              ==============  ==============   =============

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2003 AND 2002
IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------


(B)  REVENUE RESERVES

(I)  LEGAL

     Under Brazilian Corporate Law, AmBev, together with our Brazilian subsidiaries, are required to appropriate an amount not less than 5% of net income after absorbing accumulated losses, to a statutory (legal) reserve. The reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

(II) INVESTMENTS

     Our by-laws permit that we appropriate an amount not lower than 5% and not higher than 68.875% of our statutory adjusted net income to a reserve for investments, in order to finance the expansion of our activities, including capital increases or the establishment of new enterprises. This reserve cannot exceed 80% of our capital stock. Should this limit be reached, a General Meeting of shareholders must deliberate on the balance, either distributing it to shareholders or increasing capital.

(III) SHAREHOLDER TRANSACTION

     During 2002, in connection with our project financing agreement with the International Finance Corporation - IFC, we transferred to the IFC 53,727 thousand preferred shares as payment of US$ 5 million of our outstanding debt, upon the exercise by the IFC of its option to convert the balance of the debt. We recognized a gain of R$ 11.7 on this transaction which was recorded directly in shareholders' equity as a capital reserve.

(C)  TREASURY SHARES

     At December 31, 2003 the Company held in treasury 104,546 thousand common shares and 520,153 thousand preferred shares in the total amount of R$ 338.5.

     The Board of Directors has successively approved the repurchase of shares, and the Company is authorized, during renewable periods of up to 90 days, to acquire shares within certain limits.

     Additionally as part of our buyback program, in 2001, our Board of Directors authorized the issue of put options for the repurchase of 188,380 thousand preferred shares of our own stock. The net premium received on the placement of the options was R$ 4.9, recorded as a capital reserve in shareholders' equity. In 2002, the put options were exercised and the Company repurchased 188,380 shares for the total consideration of R$ 89.1.

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2003 AND 2002
IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------


Activity in treasury shares during the year was as follows (in thousands):

                                         2003           2002            2001
                                  -----------   ------------   ------------

   Preferred shares
     At beginning of year            (273,684)      (848,906)        (53,727)
     Repurchase of shares            (529,337)      (706,102)       (795,179)
     Transfer of shares to IFC                        53,727
     Cancellation of shares           282,868      1,227,597
                                  -----------   ------------   ------------

     At end of year                  (520,153)      (273,684)       (848,906)
                                  ===========   ============   ============

   Common shares
     At beginning of year            (101,131)      (271,567)        (29,495)
     Repurchase of shares             (63,464)      (106,710)       (242,072)
     Cancellation of shares            60,049        277,146
                                  -----------   ------------   ------------

     At end of year                  (104,546)      (101,131)       (271,567)
                                  ===========   ============   ============

(D)  DIVIDENDS AND CONTRIBUTIONS

     The determination of the dividend approved by the Board of Directors from net income for the year ended December 31 was as follows:

                                         2003           2002            2001
                                  -----------   ------------   -------------

   Net income for the year            1,411.6        1,510.3           784.6
   Legal reserve (5%)                   (70.6)         (75.4)          (39.2)
                                  -----------   ------------   -------------

   Dividend basis                     1,341.0        1,434.9           745.4
                                  ===========   ============   =============


   Dividends
     Prepaid interim distribution
       as dividends                     495.2          160.8
       as interest attributed to
         shareholders' equity
                                        222.5                          284.6

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2003 AND 2002
IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------

                                              2003          2002          2001
                                       -----------  ------------   -----------

     Supplemental dividends
       as dividends                           54.6         341.3          52.0
       as interest attributed to
         shareholders' equity                226.1

   Withholding tax on interest
     attributed to shareholders'
     equity (generally 15%)                  (67.3)                      (42.7)
                                       -----------   -----------   -----------

   Total dividends, net of
     withholding tax                         931.1         502.9         293.9
                                       ===========   ===========   ===========

   Percentage of dividends to
     dividend basis                           69.4%         35.0%         39.4%
                                       ===========   ===========   ===========

   Dividends per thousand shares
      outstanding at year-end, net of
      withholding tax
        (in whole reais) - R$

       Common                                23.15(*)      12.40          7.17
                                       ===========   ===========   ===========
       Preferred                             25.46(*)      13.64          7.89
                                       ===========   ===========   ===========

(*) Dividends per thousand shares outstanding (excluding treasury stock) at year-end - before withholding tax (IRRF): Common - R$ 24.82 and Preferred
     - R$ 27.30.

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2003 AND 2002
IN MILLIONS OF REAIS, EXCEPT PER SHARE AMOUNTS
--------------------------------------------------------------------------------


(E)  INTEREST ATTRIBUTED TO SHAREHOLDERS' EQUITY

     Brazilian companies are permitted to pay limited amounts of interest on capital to shareholders and treat such payments as an expense for Brazilian income and social contribution tax purposes. This notional interest distribution is treated for accounting purposes as a deduction from shareholders' equity in a manner similar to a dividend. A 15% tax is withheld and paid by AmBev upon credit of the interest. Interest attributed to shareholders' equity is treated as a dividend for purposes of the mandatory dividend payable by AmBev.

(F)  STOCK OWNERSHIP PLAN

     The stock ownership plan for the purchase of Company shares (the Plan) is administered by a committee that includes non-executive members of our Board of Directors. This committee periodically creates stock ownership programs and sets the terms, vesting requirements and employees to be included and establishes the price at which the preferred and common shares are to be issued.

     The purchase price cannot be less than 90% of the average price of the shares traded on the Bovespa in the previous three business days, at the date the award is granted. The number of shares which may be granted each year under the Plan cannot exceed 5% of the total number of shares outstanding of each type of share at that date (shares granted represented 1.0% and 0.03% of total shares outstanding in 2003 and 2002, respectively).

     The Company may opt to issue new shares, or transfer its treasury shares to the employee. There is no expiration date for the purchase of the shares. The Company has the right of first refusal on shares issued under the program if (i) the employee decides to sell the shares or (ii) the employee ceases to be employed by the Company, automatically forfeiting the purchase rights. The Company has the right to repurchase any shares subscribed by the employee at a price equal to: (i) the price paid by the employee, adjusted by inflation, should the shares be sold within the first 30 months following the purchase; (ii) 50% at the price paid, adjusted by inflation, and another 50% at the market price, if the employee sells the shares after the first 30 months but before the 60th month following the purchase; or (iii) at market price if sold at least 60 months following the purchase.

     Employees who do not apply at least 70% of their annual bonuses, net of income tax and other charges, to subscribe shares under the stock ownership plan, will forfeit their purchase rights in the same proportion of the bonuses not applied, unless the equivalent amount had been previously subscribed in cash by the employee.

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2003 AND 2002
IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------


     For plans granted prior to 2003, the Company provided advances to employees for the purchase of shares. Financing arrangements were normally for periods of no more than four years and accrued 8% interest per annum above the "Indice Geral de Precos - Mercado" - IGP-M (Note 2(n)).These advances are guaranteed by the shares. On December 31, 2003 these advances totaled R$ 234.7 (2002 - R$ 324.8) and are included in the balance sheet as non-current assets. For plans granted beginning in 2004, the Company no longer provides these advances.

     The summary of changes in shares included in the Plan for the years ended December 31, 2003, 2002 and 2001 is the following:


                                                         2003           2002          2001
                                                 ------------  -------------  ------------


     Outstanding (in thousands of shares)
     At beginning of year                             640,800      1,031,221     1,241,355
       Granted                                        386,000         18,000       499,750
       Exercised                                     (259,007)      (384,075)     (569,108)
       Cancelled                                      (34,104)       (24,346)     (140,776)
                                                 ------------  -------------  ------------

     At year end - outstanding and exercisable        733,689        640,800     1,031,221
                                                 ------------  -------------  ------------

     Shares available at end of each year
       that may be granted in the subsequent
       year                                         1,926,867      1,931,037     1,987,070
                                                 ============  =============  ============

16   FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(A)  OVERVIEW

     A substantial part of our loans and financing are denominated in foreign currency. We also have assets in Brazil, Argentina and other South and Central American countries.

     We hold cash and cash equivalents denominated in foreign currency, and enter into cross-currency interest rate and commodity swap transactions and currency forward contracts in order to mitigate our exposure to changes in exchange rates on our consolidated currency exposure and changes in interest rate and commodity prices, particularly aluminum.

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF OPERATIONS
AT DECEMBER 31, 2003 AND 2002
IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------


(B)  DERIVATIVE FINANCIAL INSTRUMENTS

     Volatility of interest rates, exchange rates and commodity prices are the principal market risks to which we are exposed and which we manage through derivative instruments to mitigate exposure to risk.

     We monitor and evaluate our derivative positions on a daily basis and adjust our strategy in response to market conditions. We also periodically review the credit limits and creditworthiness of our counter parties in these transactions. In view of our policies and practices established for derivatives, management considers the occurrence of non-measurable risk situations as unlikely.

     The notional outstanding amounts do not represent amounts exchanged by the parties and, thus, are not a measure of our exposure through the use of derivatives. The amounts exchanged during the term of the derivatives are calculated on the basis of the notional amounts and the other contractual conditions of the derivatives, which relate to interest rates and foreign currency exchange rates.

     The nominal amounts of our derivative instruments outstanding at December 31, held for purposes other than trading, were as follows:


     FINANCIAL INSTRUMENT                              2003              2002
     -------------------------             ----------------   ---------------

    FOREIGN CURRENCY
       US$/R$                                       4,686.5           2,300.0
       Yen/US$                                        775.7           1,059.7
       Argentine Pesos/US$                            152.4

     INTEREST RATE
       Floating LIBOR/ fixed LIBOR                    944.6           1,277.4
       CDI (*)/Fixed interest rate                   (201.8)            (42.1)

    COMMODITIES
      Aluminum                                                          166.4
      Sugar                                            22.3               0.2
                                           ----------------   ---------------
                                           ----------------   ---------------

                                                    6,379.7          4,761.6
                                           ================   ===============


The estimated fair value amounts of our derivatives exposures as of December 31, were as follows:

   FINANCIAL INSTRUMENT                              2003              2002
     -------------------------             ----------------   ---------------

    FOREIGN CURRENCY
       US$/R$                                       3,490.8           2,463.8
       Yen/US$                                        909.7             806.7
       Argentine Pesos/US$                            152.4

     INTEREST RATE
       Floating LIBOR/ fixed LIBOR                    944.6           1,277.4
       CDI (*)/Fixed interest rate                   (201.8)            (42.1)

    COMMODITIES
      Aluminum                                                          166.3
      Sugar                                            22.3               0.2
                                           ----------------   ---------------
                                           ----------------   ---------------

                                                    5,318.0          4,672.3
                                           ================   ===============

(*)  Interbank Deposits Certificate rate.

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2003 AND 2002
IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------


(I)  FORWARDS AND CROSS-CURRENCY INTEREST RATE SWAPS

     Interest rate risks mainly relate to debt borrowed at floating rates. The foreign currency debt is largely subject to fluctuations in the LIBOR. The portion of local currency denominated debt that is subject to floating rates is linked to the TJLP. We use derivative instruments to mitigate the effects of volatility of the LIBOR rate.

     At December 31, 2003, unrealized gains (losses) on financial instruments, not designated as hedges for accounting purposes, were recorded at the lower of cost plus accrued interest and market value, in accordance with Brazilian GAAP. Had the Company recorded its short-term investments and financial instruments at market value, it would have recorded an additional unrealized gain in the amount of R$ 205.9 in earnings for the year ended December 31, 2003 (December 31, 2002 - R$ 240.3) as presented in the table below:

                                                                  UNREALIZED
     FINANCIAL INSTRUMENTS        BOOK VALUE   MARKET VALUE            GAIN
     ------------------------ --------------  -------------   -------------

     Government securities           1,493.9        1,544.1            50.2
     Swaps/forwards                     91.2          246.9           155.7
                              --------------  -------------   -------------

                                    1,585.1        1,791.0           205.9
                              ==============  =============   =============

     The fair value of investments are estimated based on quoted market prices. For investments for which there are no quoted market prices, fair values are derived from available yield curves for investments of similar maturity and terms.

(II) CURRENCY AND COMMODITIES

     At December 31, 2003, gains totaling R$ 1.2 (2002 - R$ 4.9), arising from these instruments obtained for the specific purpose of mitigating our exposure to fluctuations in foreign currencies and the prices of raw materials to be purchased, were deferred, and will be recognized in income when realized.

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2003 AND 2002
IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------


During the years ended December 31, 2003 and 2002, the following effect arising from such instruments were recorded in earnings under Cost of sales:

                                                      GAIN (LOSS) RECORDED IN
                                                                COST OF SALES
                                                 ----------------------------

DESCRIPTION                                             2003            2002
----------------------                           -----------     -----------

Currency                                               (99.0)          352.5
Aluminum                                                16.7            (6.9)
                                                 -----------     -----------

                                                       (82.3)          345.6
                                                 ============    ============

(III) FAIR VALUE OF FINANCIAL LIABILITIES

     The Company's financial liabilities, represented mainly by Bonds 2013 and 2011, Syndicated Loan and import financings, are stated at cost plus accrued interest and monetary and exchange variations, based on closing rates and indices.

     Had the Company recorded its financial liabilities at market values, it would have recorded an additional loss, before income taxes, of approximately R$ 202.2, on December 31, 2003 (2002 - gain of R$ 461.7), as presented in the table below:


                                                                                     UNREALIZED
     FINANCIAL LIABILITIES                  BOOK VALUE         MARKET VALUE                LOSS
     --------------------------       ----------------    -----------------    ----------------

     Bonds                                     2,942.9              3,270.7              (327.8)
     Syndicated loan                           1,063.0                938.7               124.3
     Raw material financing                      115.0                113.7                 1.3
                                      ----------------    -----------------    ----------------

                                               4,120.9              4,323.1              (202.2)
                                      ================    =================    ==================


     The market values of these financial liabilities were estimated as follows: (i) Bonds: secondary market value of the Bonds based on the closing price on December 31, 2003 (approximately 117.0% of face value of Bond 2011 and 106.5% for Bond 2013); (ii) Syndicated loan: secondary market value for securities carrying a similar risk (average of 2.14% per annum) and (iii) Raw material financing: estimated value for negotiating new operations at December 31, 2003, for instruments with similar maturity and terms (average 1.76% per annum).

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2003 AND 2002
IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------


(C)  CONCENTRATION OF CREDIT RISK

     We sell to distributors and directly to customers. Credit risk is minimized by the large number of distributors, broad customer base and ongoing control procedures which monitor the creditworthiness of distributors and customers. Historically, we have not experienced significant losses on trade receivables. In order to minimize credit risk from investments, we have adopted policies restricting cash and/or investments that may be allocated among financial institutions, which take into consideration monetary limits and financial institution credit ratings.

(D)  FINANCIAL INCOME (EXPENSE)


                                                                   2003          2002         2001
                                                             -----------  -----------  -----------

     Financial income
       Realized and unrealized gain from derivative
         instruments                                               319.8      1,202.4
       Foreign exchange gains (losses) on
         investments                                               (97.2)     1,007.2        100.2
       Financial income on cash equivalents                        233.7        120.5        156.4
       Interest on taxes, restricted deposits for legal
         proceedings                                                77.4         34.2         47.3
       Other                                                        68.1        166.0         54.5
                                                             -----------  -----------  -----------

                                                                   601.8      2,530.3        358.4

Financial expenses
    Realized and unrealized losses from derivative
       instruments                                                (298.2)      (883.6)      (194.0)
    Foreign exchange rate (losses) gains on loans                  524.3     (1,738.8)      (188.5)
    Interest and charges on loans                                 (474.5)      (441.8)      (263.7)
    Tax on financial transactions                                  (90.9)       (95.0)       (99.5)
    Interest on contingencies and other                            (95.4)       (95.7)       (69.6)
    Other                                                          (74.0)       (22.4)       (46.2)
                                                             -----------  -----------  -----------

                                                                  (508.7)    (3,277.3)      (861.5)
                                                             -----------  -----------  -----------

    Total                                                           93.1       (747.0)      (503.1)
                                                             ===========  ===========  ===========

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2003 AND 2002
IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
    --------------------------------------------------------------------------

17   INCOME TAXES

(A)  TAX RATES

     Income taxes in Brazil comprise federal income tax (25%) and social contribution (9%) (a federal tax on income) which, combined, provide a composite statutory rate of 34%. There are no taxes levied by state or local authorities on income in Brazil. The Company is subject to taxes from its operations in foreign jurisdictions.

(B) INCOME TAX RECONCILIATION

                                                                   2003           2002              2001
                                                        ---------------- -------------  ----------------

Income before income taxes, profit sharing
    and contributions and minority interest                      1,864.2       1,307.4             993.3

Deduct: profit sharing and contributions                           (23.6)       (125.1)           (157.1)
                                                        ---------------- -------------   ----------------

Income before taxes on income                                    1,840.6       1,182.3             836.2
                                                        ================ ================ ===============
Tax expense at statutory rates - 34%                              (625.8)       (402.0)           (284.3)

Adjustments to derive effective benefit (expense)
    Benefit from deductibility of interest attributed
       to shareholders' equity                                     152.7                             96.8
    Tax losses carryforwards from previous years (i)               148.0
    Non-taxable gains from tax incentives
       in subsidiaries (Note 2(v))                                  59.8          51.7               32.6
    Realization of goodwill upon merger of subsidiary               37.1
    Other non taxable income, net                                   13.1          35.4
    Foreign earnings not subject to tax                           (182.9)        621.5              151.5
    Non-deductible goodwill amortization                           (21.2)        (24.5)              (7.4)
    Restructuring gains                                             (6.9)         (1.5)             (41.1)
                                                            --------------- ---------------- -------------

Tax benefit (expense) per statement of operations                 (426.1)        280.6              (51.9)
                                                            =============== ================ =============


(i) We acquired Pepsi in October 1997 including net operating tax losses available for offset. Pursuant to the purchase agreement, in the event we had used such tax losses within a five-year period from the date of purchase, we would have been required to reimburse 80% of these amounts to the seller. Although this clause expired on October 21, 2002, we had not recorded the remaining 80% of the Pepsi tax asset, totaling R$ 148.0 as management was not fully confident, that the asset met the probable recoverability test under CVM Instruction No. 273/98 and 271/02.

    COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    AT DECEMBER 31, 2003 AND 2002
    IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
    --------------------------------------------------------------------------

The major components of the deferred tax asset and liability accounts are as follows:

                                                        2003                 2002
                                          ------------------   ------------------

DEFERRED INCOME TAX ASSETS
    Tax loss carryforwards, net                      1,163.5              1,080.6
    Temporary differences
       Non-deductible provisions                       410.0                350.8
       Other                                           258.3                127.0
                                           ------------------   -----------------

                                                     1,831.8              1,558.4
                                           ==================   =================

DEFERRED INCOME TAX LIABILITIES
    Accelerated depreciation                            17.9                 17.9
    Other                                                8.3                  7.8
                                           ------------------   -----------------

                                                        26.2                 25.7
                                           ==================   =================

(C)  NET OPERATING LOSS CARRYFORWARDS

     Deferred tax assets are limited to the amount for which offset is supported by profit projections for the next ten years, discounted to present value, according to CVM Instruction No. 273/98 and 271/02.

     Net deferred income tax assets comprise Brazilian net operating losses, which have no expiration dates, available for offset against future taxable income. Brazilian carryforward losses are available for offset of up to 30% of annual income before tax in any year. Tax losses are not inflation-indexed.

     Based on projections of future taxable income, the estimated recovery of income tax and social contributions loss carryforwards is as follows:

     2004                                                     178.5
     2005                                                     249.6
     2006                                                     292.7
     2007                                                     308.0
     2008                                                     134.7
                                                     --------------------
                                                            1,163.5
                                                     ====================

    COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    AT DECEMBER 31, 2003 AND 2002
    IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
    --------------------------------------------------------------------------

     The balance of deferred taxes on temporary differences at December
     31, 2003 is expected to be realized by 2008. The projections for the generation of future taxable income include estimates related to the performance of the Brazilian and global economies, exchange rates, sales volumes, sales prices and tax rates that may differ from current estimates. It is not possible to foresee with any reasonable precision the years in which the losses will be realized, since most of these temporary differences are subject to judicial interpretation.

     Tax losses carryforwards available for offset arising from operations in Argentina, Venezuela, Uruguay and Paraguay totaling R$ 184.0, expire through 2007. Recovery of these tax losses is not considered to be probable based on current estimates at December 31, 2003 and, accordingly, we have not recorded these assets.


18   OTHER OPERATING INCOME, NET

                                                                      2003           2002            2001
                                                           --------------- -------------- ---------------
Operating income
    Gain on tax incentive programs in subsidiaries                   175.9          151.9            96.0
    Foreign exchange and inflation accounting gains
       on subsidiaries abroad                                                       128.8            35.0
    Recovery of taxes and contributions                               24.6           26.7           105.0
    Gain on the settlement of tax incentives                          16.6
    Negative goodwill realized upon sale                                             14.8
    Other                                                             23.5           45.4            14.6
                                                           --------------- --------------  --------------
                                                                     240.6          367.6           250.6
                                                           --------------- --------------  --------------
Operating expenses
    Amortization of goodwill                                        (252.4)        (105.3)          (94.2)
    Foreign exchange and inflation accounting losses
       on subsidiaries abroad                                       (142.4)
    Taxes on other income                                            (31.2)
    Other                                                            (54.7)         (62.9)           (4.2)
                                                           ---------------- -------------- ---------------

                                                                    (480.7)        (168.2)          (98.4)
                                                           ---------------- -------------- ---------------

Operating income (expenses), net                                    (240.1)         199.4           152.2
                                                           =============== ============== ===============

    COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    AT DECEMBER 31, 2003 AND 2002
    IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
    --------------------------------------------------------------------------

19  NON-OPERATING INCOME (EXPENSES), NET

                                                                      2003           2002           2001
                                                           --------------- -------------- ---------------

Non-operating income
    Gain on disposal of property, plant and
       equipment and divestings                                      38.5
    Gain on holdings of investments                                                  31.8           16.1
    Other                                                             5.6             4.0            5.1
                                                           ---------------  ------------- ---------------
                                                                      44.1           35.8           21.2
                                                           ---------------  ------------- ---------------
Non-operating expenses
    Asset impairments, miscellaneous investment
       write-offs and other                                          (58.7)         (69.9)
    Loss of interest ownership in
       subsidiaries                                                  (33.3)
    Loss on disposal of property, plant and
       equipment                                                     (25.8)         (12.4)           (3.6)
    Other                                                            (27.0)        (25.76)          (15.3)
                                                           ---------------  -------------- ---------------
                                                                    (144.8)        (108.0)          (18.9)
                                                           ---------------  -------------- ---------------
Non-operating income (expenses), net                                (100.7)         (72.2)            2.3
                                                           ===============  ============== ===============


20   INSURANCE

     At December 31, 2003, the main assets of the Company and its subsidiaries, such as property, plant and equipment and inventories, are insured against fire and other risks, at replacement value. Insurance coverage is higher than the book values.


21   SUBSEQUENT EVENTS

(A)  ACTIVITIES ABROAD IN 2004

     On February 12, 2004, the Company announced an alliance with Embotelladora Dominicana CXA, a PepsiCo bottler in the Dominican Republic, to produce and market beer and soft drinks.

    COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    AT DECEMBER 31, 2003 AND 2002
    IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
    --------------------------------------------------------------------------

(B)  DISTRIBUTION OF DIVIDENDS AND INTEREST ATTRIBUTED TO SHAREHOLDERS' EQUITY

     On February 27, 2004, the Company's Board of Directors approved, based on the accumulated results for the year ended December 31, 2003, the distribution of supplemental dividends, of R$ 54.6, and the distribution of interest attributed to shareholders' equity, of R$ 226.1.

(C)  SIGNIFICANT EVENT - PRESS RELEASE

     The Company released a statement on March 1, 2004 advising that it is negotiating with Interbrew S.A. in respect of a possible world-wide transaction. However, at that date, no definitive agreement had been reached and there can be no assurance that an agreement will be approved by the shareholders and regulators.


22   SUMMARY OF PRINCIPAL DIFFERENCES BETWEEN
     BRAZILIAN GAAP AND US GAAP

(A)  DESCRIPTION OF THE GAAP DIFFERENCES

     The Company's accounting policies comply with, and its consolidated financial statements are prepared in accordance with, accounting principles set forth in Brazilian GAAP. The Company has elected to use its Brazilian GAAP financial statements as its primary financial statements.

     A summary of the Company's principal accounting policies that differ significantly from US GAAP is set forth below.

(I)  SUPPLEMENTARY INFLATION RESTATEMENT IN 1996
     AND 1997 FOR US GAAP

     Under Brazilian GAAP, inflation accounting was discontinued effective January 1, 1996. Prior to that date, Brazilian GAAP statements included indexation adjustments which partially accounted for the effect of inflation on property, plant and equipment, investments, deferred charges (together denominated Permanent assets) and shareholders' equity, and reported the net charge or credit in the statement of operations. However, under US GAAP, Brazil ceased to be treated as a highly inflationary economy only as from January 1, 1998. Therefore the financial information for purposes of US GAAP for the two-year period ended December 31, 1997 include additional inflation restatement adjustments made by applying the IGP-M to permanent assets and shareholders' equity.

    COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    AT DECEMBER 31, 2003 AND 2002
    IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
    --------------------------------------------------------------------------

     Shareholders' equity under US GAAP was increased by R$ 120.1, R$
     130.9 and R$ 149.0, respectively, at December 31, 2003, 2002 and 2001 due to the additional inflation restatement adjustments, net of depreciation

(II) REVERSAL OF INFLATION RESTATEMENT ADJUSTMENT
     ON FOREIGN SUBSIDIARIES

     Under Brazilian GAAP, the financial statements of our subsidiaries operating in Argentina and Venezuela include inflation accounting adjustments for certain periods. For purposes of US GAAP, neither of these countries was considered to be highly inflationary for the years presented and, accordingly, amounts are reported based on nominal local currency balances translated to reais at the period end exchanges rates for balance sheet accounts and average rates for the year for statements of operations and of cash flows.

     Shareholders' equity under US GAAP was reduced by R$ 116.0 and R$
     105.3 at December 2003 and 2002, due to the reversal of the inflation restatement adjustments

(III) PROPERTY, PLANT AND EQUIPMENT

..     CAPITALIZED INTEREST

      Under Brazilian GAAP, prior to January 1, 1997 there was no accounting standard requiring capitalization of interest as part of the cost of the related assets. Under US GAAP, capitalization of the financial costs of borrowed funds, excluding foreign exchange losses, during construction of major facilities is recognized as part of the cost of the related assets.

      For purposes of the reconciliation, additional capitalized interest, net of amortization effects was recorded, amounting to R$ 7.6 in 2003, R$
      8.1 in 2002 and R$ 10.5 in 2001.

    COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    AT DECEMBER 31, 2003 AND 2002
    IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
    --------------------------------------------------------------------------

..    IMPAIRMENT

     Under Brazilian GAAP, companies are required to determine if operating income is sufficient to absorb the depreciation of long-lived assets in order to assess potential asset impairment. In the event such operating income is insufficient to recover the depreciation, the assets, or groups of assets, are written-down to recoverable values, preferably, based on the projected discounted cash flows of future operations. In the event of a planned substitution of assets prior to the end of the original estimated useful life of the asset, depreciation of such asset is accelerated to ensure that the asset is depreciated according to estimated net realizable values at the estimated date of substitution.

     Under US GAAP, SFAS No. 144, Accounting for the Impairment or
     Disposal of Long-lived Assets, requires companies to evaluate the carrying value of long-lived assets to be held and used, and for long-lived assets to be disposed of, when events and circumstances require such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from identified asset groups, representing the lowest level for which identifiable cash flow are largely independent of the cash flows of other groups of assets, is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets or discounted cash flows generated by the assets.

     No differences from impairment provisioning criteria were recorded for the years presented.

(IV) DEFERRED CHARGES

     Brazilian GAAP permits deferral of acquisition and implementation of software, payments made to distributors (recorded as Other intangible assets) and pre-operating expenses incurred in the construction or expansion of a new facility until the facility begins operations.

     For US GAAP reconciliation purposes, amounts deferred related to pre-operating expenses incurred in the construction or expansion of a new facility, do not meet the conditions established for deferral and accordingly have been charged to income.

     For purposes of the reconciliation, deferred charges expensed under US GAAP, net of amortization effects, amounted to R$ 138.2 in 2003, R$
     174.6 in 2002 and R$ 192.9 in 2001.

    COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    AT DECEMBER 31, 2003 AND 2002
    IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
    --------------------------------------------------------------------------

(V)  BUSINESS COMBINATIONS

     Under Brazilian GAAP, goodwill arises from the difference between the amount paid and the Brazilian GAAP book value (normally also the tax basis) of the net assets acquired. This goodwill is normally attributed to the difference between the book value and the market value of assets acquired or justified based on expectation of future profitability and is amortized over the remaining useful lives of the assets or up to ten years. Negative goodwill arises under Brazilian GAAP when the book value of assets acquired exceeds the purchase consideration; negative goodwill is not generally amortized but is realized upon disposal of the investment.

     Under US GAAP, fair values are assigned to acquired assets and liabilities in business combinations, including intangible assets and unallocated goodwill. Upon the adoption of SFAS No. 142, Goodwill and Other Intangible Assets, as from January 1, 2002 goodwill is no longer amortized but, instead, is assigned to an entity's reporting units and tested for impairment at least annually. The differences in relation to Brazilian GAAP arise principally from the measurement of the consideration paid under US GAAP using the fair value of shares and put options issued, and the effects of amortization which is no longer recorded for US GAAP purposes.

     For Brazilian GAAP purposes, the net balance of goodwill at December
     31, 2003 was R$ 1,864.2 (2002 - R$ 776.8), which is being amortized to income over a period of up to 10 years; negative goodwill at December 31, 2003 was R$ 176.9 (2002 - R$ 149.9).

     For US GAAP purposes, the net balance of goodwill at December 31, 2003 is R$ 253.5 (2002 - R$ 249.5), excluding goodwill arising from the acquisition of Quinsa, which is accounted for under the equity method. Amortization of goodwill balances in the year ended December 31, 2001, which no longer result in amortization charges as from 2002, had generated expenses of R$ 35.8.

    COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    AT DECEMBER 31, 2003 AND 2002
    IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
    --------------------------------------------------------------------------

     The following significant business combinations have generated differences in accounting between Brazilian GAAP and US GAAP:

                                                                   2003           2002           2001
                                                         --------------  ------------- --------------
     DIFFERENCES IN NET INCOME
       The Quinsa transaction
         Amortization of goodwill                                  84.8
         Depreciation of purchase accounting adjustments
          allocated to Tangible and intangible assets acquired    (35.8)
         Cumulative translation adjustment                        157.1
         Fair value adjustment of put option                     (135.2)
                                                         --------------
                                                                   70.9
                                                         --------------
       The Antarctica transaction
         Amortization of goodwill                                  84.7           84.7           80.9
         Depreciation of purchase price adjustments               (12.2)          43.2           19.2
         Amortization/write-off of US GAAP intangibles            (64.5)         (12.2)         (15.0)
                                                         --------------  ------------- --------------
                                                                    8.0          115.7           85.1
                                                         --------------  ------------- --------------
       The IBANN transaction                                        4.5            4.5          (18.3)
       Other acquisitions (principally reversal of                 20.0            5.3           10.9
       amortization)                                     --------------  ------------- --------------

     Business combinations adjustments (Note 22 a(v))             103.5          125.5           77.7
                                                         =============== ============= ==============

     DIFFERENCES IN SHAREHOLDERS' EQUITY
       The Quinsa transaction
         Cumulative translation adjustment                         (6.8)
         Goodwill                                                  84.8
         Fair value of tangible and intangible assets             (35.8)
         Fair value of put options                               (135.2)
                                                         ---------------
                                                                 (93.0)
                                                         ---------------
       The Antarctica transaction
         Goodwill                                                (440.3)        (525.0)        (609.7)
         Fair value of tangible and intangible assets             108.4          185.0
                                                         ---------------  ------------- --------------

                                                                 (331.9)        (340.0)        (455.7)
                                                          --------------  ------------- --------------

       Roll-up of Brahma minority shareholders                    149.9          149.9          149.9
       IBANN transaction                                          (17.6)         (22.2)         (26.7)
       Other acquisitions                                          37.4           17.5           12.2
                                                         ---------------  ------------- --------------
       Business combinations adjustments                         (255.2)        (194.8)        (320.3)
          (Note 22(a)(v))                                ===============  ============= ==============

    COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    AT DECEMBER 31, 2003 AND 2002
    IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
    --------------------------------------------------------------------------

o    THE QUINSA TRANSACTION

     Under Brazilian GAAP, the acquisition of Quinsa generated goodwill of R$ 1,029.9, arising from the difference between total consideration paid and assets contributed (shares of Linthal S.A.), and the book value of net assets acquired, which was attributed to expected future profitability, to be amortized over ten years.

     Under US GAAP, we compared the total purchase consideration of R$ 2,042.4, comprised of: (i) cash paid totaling R$ 1,672.7; (ii) the fair value of our assets contributed to Quinsa of R$ 300.7 and (iii) the fair value of the put option granted to BAC of R$ 69.0 with the fair value of our interest of the net assets acquired of R$ 830.9 and the fair value of the call option received from BAC of R$ 68.1, resulting in goodwill of R$ 1,143.4. The measurement date of January 31, 2003 was used for purposes of determining the fair value of assets contributed.

     The following fair value adjustments were made to the US GAAP book value of Quinsa's net assets:


                                                                                  JANUARY 31,
                                                                                       2003
                                                                        --------------------

     Book value of our interest in Quinsa                                            585.1

     Property, plant and equipment                                                   536.2
     Intangible assets not previously recognized                                     153.6
     Reversal of goodwill from previous acquisitions                                (317.4)
     Deferred tax effect on fair value adjustments                                  (126.6)
                                                                        -------------------
     Fair value of Investment in Quinsa                                              830.9
                                                                        ===================

     The put option granted is recognized at fair value in our balance sheet as a non-current liability with changes in fair value, totaling R$
     135.2 in 2003, recognized in earnings as Financial expenses under US GAAP. The call option is recorded at cost and was tested for impairment at December 31, 2003. No impairment charge was recognized.

     Consistent with Accounting Principles Board Opinion No. 18, "The
     Equity Method of Accounting for Investment in Common Stock", the carrying value of our investments in Quinsa was tested for impairment by comparing it to the December 31, 2003 market value of Quinsa's ADRs. No impairment charge was recognized.

    COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    AT DECEMBER 31, 2003 AND 2002
    IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
    --------------------------------------------------------------------------

o    THE ANTARCTICA TRANSACTION

     Under Brazilian GAAP, the transaction was treated as a merger
     (similar to a pooling-of-interest under US GAAP) whereby the controlling shareholders of Brahma and Antarctica each contributed their shares at the Brazilian GAAP book values of their corresponding net assets.

     Under Brazilian GAAP, the net assets of Antarctica were adjusted to be consistent with the accounting principles of Brahma, resulting in goodwill on the combination. These adjustments totaled R$ 815.6 and resulted in an adjusted book value of the net assets of Antarctica at the date of the combination of R$ 586.9. Subsequent hindsight adjustments in 2000 increased the goodwill to R$ 847.3. This goodwill was attributed to property, plant and equipment (R$ 144.6) and future profitability (R$ 671.0) and will be amortized over the useful lives of the property, plant and equipment, and in the case of future profitability, over 10 years.

     Under US GAAP, the combination of Brahma and Antarctica was accounted for using the purchase method as defined by U.S. Accounting Principles Board Opinion (APB) No. 16, Business Combinations, in which Brahma was the accounting acquirer.

     The excess purchase consideration over the historical US GAAP book value of the net assets acquired and liabilities assumed was as follows:

                                                                         JULY 1, 1999
                                                                   ------------------

     Purchase consideration (represented by the market value of
       Brahma shares equivalent to the AmBev's shares issued)                  501.9
     Less: Antarctica's shareholders' equity under US GAAP                     (91.2)
                                                                   ------------------
     Excess purchase consideration                                             410.7
                                                                   ==================


    COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    AT DECEMBER 31, 2003 AND 2002
    IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
    --------------------------------------------------------------------------

     The excess purchase price was allocated based on independent fair value appraisals to complement tangible assets (US$ 130.1 million) and the remainder to trademarks, distribution networks, software and others. The fair value allocated to tangible assets is being depreciated over an estimated average useful life of ten years, the fair value allocated to trademarks is being depreciated over 40 years, the distributors network over 30 years and the software over five years.

o    ROLL-UP OF BRAHMA MINORITIES

     At Brahma's Extraordinary Shareholders' meeting on September 14,
     2000, Brahma's common shareholders approved the combination by which all outstanding shares of Brahma not yet exchanged for AmBev shares were converted (rolled up) into shares of the same type and class of AmBev.

     The adjustment of R$ 149.9 to shareholders' equity for all periods presented relates to the reversal of the negative goodwill under the Brazilian GAAP.

o    IBANN TRANSACTION

     Under USGAAP, an adjustment of R$ 27.7 was made to shareholders' equity at December 31, 2001, to reflect the difference in fair value of the net assets acquired and consideration paid to minority shareholders' of IBANN (composed by a capital gain of R$ 18.3 recorded under Brazilian GAAP and reversed for USGAAP and an additional adjustment of R$ 8.4 for the difference in fair value of the net assets acquired).

     At December 31, 2003 the adjustments to shareholders' equity arising from the IBANN transaction were R$ 17.6 (2002 - R$ 22.2).

    COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    AT DECEMBER 31, 2003 AND 2002
    IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
    --------------------------------------------------------------------------

o  OTHER ACQUISITIONS

     Under Brazilian GAAP we acquired Cervesursa during 2003 with a negative goodwill of R$ 18.5, based on expectations of future losses, to be amortized over ten years.

     Under US GAAP, we recorded a write-off of Cervesursa's property and equipment in the amount of R$ 18.5, net of taxes.

     A number of acquisitions in prior years were treated differently under Brazilian GAAP compared to US GAAP. These differences arose primarily from bases for determining purchase considerations, fair values, allocation of excess purchase prices, goodwill, amortization periods and cases of step-acquisition accounting.

     For purposes of the US GAAP reconciliation, additional credits of R$
     20.0 were recognized in net income under US GAAP in the year ended December 31, 2003 (2002 - R$ 5.3; 2001 - R$ 10.9).

(VI) CONSOLIDATION OF FAHZ

     The FAHZ is a legally distinct entity for the purposes of Brazilian GAAP. Under Brazilian GAAP, AmBev does not consolidate the assets and liabilities of the FAHZ within its financial statements.

     In addition, as from December 31, 2001, AmBev accounts for benefit obligations in accordance with NPC Standard No. 26, which applies to all benefits provided to retirees, including those in relation to the FAHZ. Prior to that date, AmBev expensed all pension and post-retirement contributions, including those made to the FAHZ, on a monthly accrual basis.

     Under US GAAP, from October 27, 2000, the fair value of the net assets, excluding the actuarial liability, detailed below, held by the FAHZ and its operating expenses from that date, were consolidated in our US GAAP consolidated balance sheet and statement of operations. The contribution expense recorded by AmBev in the year ended December 31, 2001 for amounts paid to FAHZ is eliminated on consolidation.

     As we have concluded that in substance AmBev exerts significant influence over our shareholder FAHZ and as we consider that, under SEC guidance in Topic D-14, and the risks and rewards of the assets lie directly with AmBev, as it is this vehicle which provides benefits to AmBev's current and former employees.

    COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    AT DECEMBER 31, 2003 AND 2002
    IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
    --------------------------------------------------------------------------

     As the assets of the FAHZ are not segregated and restricted between active and retired employees, they are not considered to be plan assets as defined by SFAS No. 106, Employers' Accounting for Post-retirement Benefits Other than Pensions , and therefore are consolidated on a gross basis rather than offsetting AmBev's post-retirement liability. The cash and cash equivalents of the FAHZ are presented as Restricted cash in the condensed consolidated US GAAP balance sheet. A substantial part of the assets are represented by shares in AmBev and have been reflected as treasury shares thereby reducing the number of outstanding shares and affecting the determination of earnings per share.

     The consolidated net assets and results of operations, after elimination adjustments of the FAHZ as at and for the years ended December 31, 2003 and 2002 were:


                                                          2003                  2002
                                            -------------------   -------------------
Current assets
    Restricted cash                                      279.5                  117.8
    Others                                                11.5                   14.2
Property and equipment                                    76.9                   74.3
Other assets                                               3.8                   82.2
Current liabilities                                       (4.3)                  (8.0)
Non-current liabilities                                  (24.5)                 (13.6)
                                            -------------------   --------------------

Net assets                                               342.9                  266.9
                                            ===================   ===================
Operating expenses                                       (79.4)                 (63.8)

Operating (loss)                                         (72.8)                 (56.2)
                                            -------------------   -------------------
Net loss                                                 (16.7)                  (4.9)
                                            ===================   ===================


(VII)PENSION AND OTHER POST-RETIREMENT BENEFITS

     In determining the pension and other post-retirement benefit obligations for Brazilian GAAP purposes, NPC No. 26 is effective for financial statements ended December 31, 2001. As permitted by the Standard, the transitional gain or loss (being the difference between the plan net assets and the projected benefit obligation (PBO) at that date was fully recognized as a direct credit to retained earnings.

     Under US GAAP, SFAS No. 87, Employer's Accounting for Pensions, and SFAS No. 106 are effective for fiscal years beginning after 1988 and 1992, respectively. As from such dates,

    COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    AT DECEMBER 31, 2003 AND 2002
    IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
    --------------------------------------------------------------------------

     when an initial transition obligation determined based on an actuarial valuation was booked, actuarial gains and losses, as well as unexpected variations in plan assets and the PBO and the effects of amendments, settlements and other events, have been recognized in accordance with these standards and therefore results in deferral differences. Through 1997, these amounts were treated as non-monetary and were indexed for inflation.

     Under Brazilian GAAP, the Company does not record the liability related to medical, dental, educational and social assistance provided by the FAHZ, as they are considered legally separate entities and under current welfare foundation regulation, the surplus of assets over liabilities of FAHZ at December 31, 2003 cannot be returned to the Company. Under US GAAP those liabilities are consolidated and included as post-retirement benefits. The FAHZ provides such benefits to current and retired employees of AmBev and their beneficiaries and covered dependents approximately 40,000 beneficiaries and dependents at December 31, 2003 and 30,000 at December 31, 2002). Additionally, contributions made by the Company (up to 10% of Brazilian GAAP net income) to support the FAHZ were accounted for as an expense or as part of the transitional obligation in Brazilian GAAP, whereas they were eliminated on the consolidation for US GAAP purposes.

     Plan assets include amounts contributed by AmBev and its employees and amounts earned from investing the contributions, less benefits paid. Based on the actuarial review of the defined benefits plan which had been closed to new participants, the net assets at December 31, 2003 were considered to be in excess of that required to meet the projected benefit obligation. Although AmBev will reduce future employer contributions to the minimum permitted by law, Brazilian pension regulations currently provide no means for returning this surplus to the sponsor. In view of this uncertainty, AmBev included in the actuarial determination of the pension obligation at December 31, 2003 a valuation allowance of R$ 167.1 against the plan assets (2002 - R$ 133.6). This allowance impacts the determination of the pension charge/benefit.

     Under US GAAP, as confirmed by a meeting of the AICPA International Practices Task Force on November 25, 2002, recording a valuation allowance against a pension asset is not appropriate. Accordingly, the valuationallowance was reversed and inlcuded in the actuarial gain or loss calculation for purposes of the reconciliation to US GAAP.

     Based on the report of our independent actuary, the funded status and amounts recorded in our US GAAP condensed balance sheet and statement of operations as at and for the years ended December 31, 2003 and 2002 for our pension and welfare obligations to retirees in accordance with SFAS No. 132, Employer's Disclosures about Pensions and other Post-retirement Benefits, are as follows:

    COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    AT DECEMBER 31, 2003 AND 2002
    IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
    --------------------------------------------------------------------------


                                                         PENSION BENEFITS       BENEFITS OTHER THAN PENSION
                                        ---------------------------------- ---------------------------------
                                                    2003             2002             2003             2002
                                        ----------------- ---------------- ---------------- ----------------

CHANGE IN BENEFIT OBLIGATION

Projected benefit obligation at
    beginning of year                              325.6            272.8            240.3            211.0
    Service cost                                     3.1              3.3
    Interest cost                                   45.0             21.3             33.5             15.5
    Actuarial loss                                  23.3             50.8             86.8             32.8
    Gross benefits paid                            (36.3)           (22.6)           (22.2)           (19.0)
                                        ----------------- ---------------- ---------------- ----------------

Projected benefit obligation at
    end of year                                    360.7            325.6            338.4            240.3
                                        ================= ================ ================ ================
Accumulated benefit obligation                     343.7            308.1
                                        ================= ================
CHANGE IN PLAN ASSETS

Fair value of plan assets
    at beginning of year                           458.7            417.5
    Actual return on plan assets                    77.3             62.0
    Employer contributions                           1.0              0.9
    Employee contributions                           0.9              0.9
    Gross benefits paid                            (36.3)           (22.6)
                                        ----------------- ----------------

Fair value of plan assets at end of year           501.6            458.7
                                        ================= ================
Funded status at end of year                       140.9            133.1           (338.4)          (240.3)
    Unrecognized net
       actuarial (gain) loss                       (82.7)          (114.5)           173.8             91.0
    Unrecognized prior service cost                 29.9             34.8
    Unrecognized net transition
       obligation                                    0.2              0.9             14.6             16.1
                                        ----------------- ---------------- ---------------- ----------------

Net amount recognized at end of year                88.3             54.3           (150.0)          (133.2)
                                        ================= ================ ================ ================
Long-term                                           88.3             54.3           (150.0)          (133.2)

    COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    AT DECEMBER 31, 2003 AND 2002
    IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
    --------------------------------------------------------------------------

The charge in the statement of operations is comprised as follows:

                                                         PENSION BENEFITS            BENEFITS OTHER THAN PENSION
                                   ------------------------------------------------------------------------------

                                           2003         2002         2001         2003         2002         2001
                                   ------------ ------------- ------------ -----------  -----------  -----------

COMPONENTS OF NET PERIODIC
    BENEFIT COST
Service cost                                3.1          3.3          3.1
Interest cost                              45.0         21.3         18.5         33.5         15.5         14.6
Expected return on assets                 (80.1)       (33.1)       (21.9)
Amortization of
    Transition obligation (asset)           0.6          0.6          0.6          1.5          1.5          1.5
    Prior service cost                      4.9          4.9          4.9
    Actuarial (gain) loss                  (5.6)        (8.8)        (2.1)         4.1          1.7          1.3
Employee contributions                     (0.9)        (1.1)        (1.2)
                                   ---------------------------------------------------- ------------ ------------

Total net periodic benefit cost
    (benefit)                             (33.0)       (12.9)         1.9         39.1         18.7         17.4
                                   ==================================================== ============ ============

Assumed health care cost trend rates have a significant effect on the amounts reported for the welfare plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects (all other assumptions have been held constant):


                                              ONE-PERCENTAGE-POINT INCREASE        ONE-PERCENTAGE-POINT DECREASE
                                       ------------------------------------- ------------------------------------

                                              2003         2002        2001         2003        2002        2001
                                       ------------ ---------------  ------- ------------------------------------
SENSITIVITY OF RETIREE WELFARE RESULTS
On total service and interest cost
    components                                 4.5          3.2         1.9         (3.8)       (2.8)       (1.5)
On post-retirement benefit
    obligation                                35.1         22.3        23.3        (29.7)      (19.2)      (18.8)



Under US GAAP, we recognized an additional liability related to other post-retirement benefits totaling R$ 77.1 in 2003 and R$ 79.8 in 2002.

Under US GAAP we recognized an additional pension plan asset of R$ 66.3 in 2003 and R$ 32.8 in 2002.

    COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    AT DECEMBER 31, 2003 AND 2002
    IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
    --------------------------------------------------------------------------

AmBev pension plan weighted-average assets allocation at December 31, 2003 and 2002, by asset category, are as follows:

                                       2003                     2002
                     -----------------------  -----------------------

Debt securities                       77.7%                    72.7%
Equity securities                     22.3%                    27.3%
                     -----------------------  -----------------------

Total                                100.0%                   100.0%
                     =======================  =======================

The Company's investment strategy for its pension plan is to maximize the long-term rate of return on plan assets within an acceptable level of risk in order to minimize the cost of providing pension benefits while maintaining adequate funding levels. The Company's practice is to conduct a strategic review of its assets allocation strategy every year.

Included within the fair value of the IAPP plan assets as of December 31, 2003 are 9,595 thousand of our preferred shares and 88,665 thousand of our common shares with a total fair value iat December 31, 2003 of R$ 63.4 (2002 - R$ 47.0).

Assumptions applied were as follows:

(i) Weighted-average assumptions to determine benefit obligations at December
31:


                                                      PENSION BENEFITS  BENEFITS OTHER THAN PENSION
                                           ---------------------------- ---------------------------
                                                  2003           2002             2003        2002
                                           ------------  -------------  -------------- -----------

Discount rate                                     10.9%          10.6%           10.9%        10.6%
Projected annual inflation rate                    4.1%           4.3%            4.1%         4.3%
Rate of compensation increase                      7.3%           7.5%            7.3%         7.5%
Health care cost trend on covered charges                                         7.3%         7.5%


    COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    AT DECEMBER 31, 2003 AND 2002
    IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
    --------------------------------------------------------------------------

(ii) Weighted-average assumptions to determine net periodic benefit cost for years ended December 31:

                                                          PENSION BENEFITS        BENEFITS OTHER THAN PENSION
                                              ---------------------------- ----------------------------------
                                                      2003           2002             2003               2002
                                              ---------------------------- --------------- ------------------

     Discount rate                                   10.6%           8.1%           10.6%                8.1%
     Projected annual inflation rate                  4.3%           2.0%            4.3%                2.0%
     Expected return on plan assets                  18.0%           8.1%
     Rate of compensation increase                    7.5%           5.1%            7.5%                5.1%
     Health care cost trend on covered charges                                       7.5%                7.1%


     EXPECTED CASH FLOWS:

     Information about the expected benefit payments for the Company's defined benefit plan is as follows:


     2004                                                        29.7
     2005                                                        29.6
     2006                                                        29.6
     2007                                                        29.4
     2008                                                        29.1
     2009 - 2013                                                140.2

(VIII) EARNINGS PER SHARE

     Under Brazilian GAAP, net income per share is calculated on the number of shares outstanding at the balance sheet date. Information is disclosed per lot of one thousand shares, because generally this is the minimum number of shares that can be traded on the Brazilian stock exchanges.

     Under US GAAP, because the preferred and common shareholders have different voting and liquidation rights, Basic and Diluted earnings per share have been calculated using the "two-class" method, pursuant to SFAS No. 128, Earnings per Share which provides computation, presentation and disclosure requirements for earnings per share. The "two-class" method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company's by-laws and participation rights in undistributed earnings. Basic earnings per common share are computed by dividing net income by the weighted-average number of common and preferred shares

    COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    AT DECEMBER 31, 2003 AND 2002
    IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
    --------------------------------------------------------------------------

outstanding during the period.

     The table below presents the determination of net income available to common and preferred shareholders and weighted average common and preferred shares outstanding used to calculate basic and diluted earnings per share for each of the years presented.

     The consolidation of the FAHZ has had the effect of reducing the number of outstanding shares.

     For purposes of computing diluted earnings per share, stock granted in the stock ownership plan and stock warrants are assumed to be converted into preferred or common shares as of the date of issuance of the security using the treasury stock method.

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2003 AND 2002
IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
-------------------------------------------------------------------------------

UNDER US GAAP
                                                                         AMBEV
                                          ------------------------------------
                                                                          2003
                                          ------------------------------------

                                            PREFERRED      COMMON       TOTAL
                                          ----------- ----------- -----------

BASIC NUMERATOR
 Actual dividends declared                     635.7        313.1       948.8
 Basic allocated undistributed earnings        496.2        244.4       740.6
                                          ----------- ----------- ------------
 Allocated net income available for          1,131.9        557.5     1,689.4
 common and preferred shareholders        =========== =========== ============

BASIC DENOMINATOR (IN THOUSAND OF SHARES)
Weighted average shares - AmBev            22,371,249  15,652,479  38,023,728
Weighted average shares held by FAHZ/        (419,053) (3,757,548)  4,176,601)
                                          ----------- ----------- ------------

Weighted average outstanding shares, net   21,952,196  11,894,931  33,847,127
                                          =========== =========== ============
 Basic earnings per thousand
   shares - US GAAP (*) (whole reais) - R$      51.56       46.87
                                          =========== ===========
DILUTED NUMERATOR
 Actual dividends declared                      638.0       310.8       948.8
 Diluted allocated undistributed earnings       498.0       242.6       740.6
                                          ----------- ----------- ------------
 Allocated net income available for
 common and preferred shareholders            1,136.0      553.4      1,689.4
                                          =========== =========== ============
DILUTED DENOMINATOR
 Stock ownership plan                         250,579                 250,579
                                          ----------- ----------- ------------
Diluted weighted average shares (in
 thousands)                                22,202,775  11,894,931  34,097,706
                                          =========== =======================
Diluted earnings per thousand
  shares - US GAAP (*) (whole reais) - R$       51.17       46.52
                                          =========== ===========


                                                                                                                AMBEV
                                          -----------------------------------------------------------------------------
                                                                            2002                                   2001
                                          --------------------------------------- --------------------------------------

                                           PREFERRED        COMMON       TOTAL    PREFERRED       COMMON        TOTAL
                                          ----------- ------------ ----------- ------------ ------------ ------------

BASIC NUMERATOR
 Actual dividends declared                     131.3          64.9       196.2        167.0         83.5        250.5
 Basic allocated undistributed earnings        967.6         478.4     1,446.0        393.1        196.5        589.6
                                           ----------- ------------- ----------- ------------ ------------ ------------
 Allocated net income available for          1,098.9         543.3     1,642.2        560.1        280.0        840.1
 common and preferred shareholders         =========== =========== =========== ============ ============ ============

BASIC DENOMINATOR (IN THOUSAND OF SHARES)
Weighted average shares - AmBev            22,640,577    15,730,438  38,371,015   22,762,796   15,886,560   38,649,356
Weighted average shares held by FAHZ/        (467,319)   (3,668,559) (4,135,878)    (471,675)  (3,626,607)  (4,098,282)
                                           ----------- ------------- ----------- ------------ ------------ ------------

Weighted average outstanding shares, net   22,173,258    12,061,879  34,235,137   22,291,121   12,259,953   34,551,074
                                           =========== ============= =========== ============ ============ ============
 Basic earnings per thousand
   shares - US GAAP (*) (whole reais) - R$      49.55         45.05                    25.13        22.84
                                           =========== =============             ============ ============
DILUTED NUMERATOR
 Actual dividends declared                      131.8          64.4       196.2        168.1         82.4        250.5
 Diluted allocated undistributed earnings       971.3         474.6     1,445.9        395.6        194.0        589.6
                                           ----------- ------------- ----------- ------------ ------------ ------------
Allocated net income available for
 common and preferred shareholders            1,103.1         539.0     1,642.1        563.7        276.4        840.1
                                           =========== ============= =========== ============ ============ ============
DILUTED DENOMINATOR
 Stock ownership plan                         268,485                   268,485      435,511                   435,511
                                           ----------- ------------- ----------- ------------ ------------ ------------
Diluted weighted average shares (in
 thousands)                                22,441,743    12,061,879  34,503,622   22,726,632   12,259,953   34,986,585
                                          =========== ============= =========== ============ ============ ============
Diluted earnings per thousand
  shares - US GAAP (*) (whole reais) - R$       49.16         44.69                    24.80        22.55
                                           =========== =============             ============ ============



(*) Preferred shareholders are entitled to receive per share dividends of at least 10% greater than the per share dividends paid to common shareholders. Undistributed earnings, therefore, have been allocated to common and preferred shareholders on a 100 to 110 basis, respectively, based upon the weighted average number of shares outstanding during the period to total shares (allocation percentage). Common and preferred shareholders share equally in undistributed losses.

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2003 AND 2002
IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
------------------------------------------------------------------------------

IX)  FOREIGN EXCHANGE GAIN (LOSS) FROM TRANSLATION
     OF FOREIGN SUBSIDIARIES

     Under Brazilian GAAP, gains or losses arising from the translation of our foreign subsidiaries for purposes of consolidation are recorded in earnings.

     Under US GAAP, we record these gains or losses directly to our shareholders' equity as cumulative translation adjustments, a component of other comprehensive income.

(X)  INCOME TAXES

     Under Brazilian GAAP, the deferred income tax asset represents the probable estimated amount to be recovered. In addition, deferred income taxes are presented gross rather than being netted.

     Under US GAAP, deferred taxes are accrued on all temporary tax differences. Valuation allowances are established when it is not more likely than not that tax losses will be recovered. Deferred tax assets and liabilities are classified as current or long-term based on the classification of the asset or liability underlying the temporary difference. Deferred income tax assets and liabilities are netted rather than presented gross.

     As discussed in Note 17(c), as part of the 1997 Pepsi transaction we acquired the conditional right to certain tax related assets. As we had not utilized the assets within the period which expired on October 21, 2002, any future benefit from these assets accrues entirely to AmBev.

     We recorded these tax credits during 2003 for purposes of Brazilian GAAP, under the more stringent probability tests and CVM regulations. Under US GAAP, we recorded this tax benefit in 2002 as recovery was then considered to be more likely than not and most intangible had been amortized.

    COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    AT DECEMBER 31, 2003 AND 2002
    IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
    --------------------------------------------------------------------------

(XI) PROVISION FOR DIVIDENDS AND INTEREST
     ATTRIBUTABLE TO OWN CAPITAL

     Under Brazilian GAAP, at each year-end, management is required to propose a dividend distribution from earnings and accrue for this in the financial statements. Under Brazilian GAAP, companies are permitted to distribute or capitalize an amount of interest, subject to certain limitations, calculated based on a government interest rate, on shareholders' equity. Such amounts are deductible for tax purposes and are presented as a deduction from shareholders' equity.

     Under US GAAP, since proposed dividends may be ratified or modified at the annual Shareholders' Meeting, such dividends would not be considered as declared at the balance sheet date and would therefore not be accrued. However, interim dividends paid or interest credited to shareholders as capital remuneration under Brazilian legislation would be considered as declared for US GAAP purposes.

     At December 31, 2003 the provision of R$ 280.2 (2002 - R$ 341.4) for proposed dividends was reversed under US GAAP.

(XII) STOCK OWNERSHIP PLAN

     Under Brazilian GAAP, the rights to acquire AmBev's shares granted to employees, officers and directors under the stock ownership plan do not result in any expense being recorded. The purchase of the stock by the employees is recorded as an increase in capital stock for the amount of the purchase price.

     Under US GAAP, in accordance with APB 25, Accounting for Stock
     Issued to Employees, the rights to acquire AmBev's shares granted under the stock ownership plan is deemed to give rise to compensation expense to the extent of the excess market price of the shares over the purchase price to employees, officers and directors. Unearned compensation expense is calculated at the end of each year using the expected number of awards outstanding.These awards are multiplied by the year-end market price less the employees' expected share price. The incremental change in compensation cost is then amortized as a charge to expense over the periods in which the employees perform the related services; such periods normally include a vesting period.

    COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    AT DECEMBER 31, 2003 AND 2002
    IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
    --------------------------------------------------------------------------

     In addition, under US GAAP pro forma disclosures of net income and earnings per share are presented under the fair value method of accounting. Under this method, fair value is determined using a pricing model (Black - Scholes) which takes into account the stock price at the grant date, the purchase price, the expected life of the award, the volatility of the underlying stock, the expected dividends, and the risk-free interest rate over the expected life of the award.

     For purposes of the reconciliation, additional charges (gain) were recognized under US GAAP in the amounts of R$ 32.0 in 2003, R$ 17.7 in 2002 and R$ 10.0 in 2001.

(XIII) ADVANCES TO EMPLOYEES FOR PURCHASE OF SHARES

     Under Brazilian GAAP, advances to employees for purchase of shares are recorded as an asset and the interest accrued credited to income.

     Under US GAAP, as the advances are collaterized by the stock issued under the stock ownership plan, the loan is reported as a deduction from shareholders' equity.

     For purposes of the reconciliation, shareholders' equity is reduced under US GAAP by R$ 234.7 in 2003, R$ 324.8 in 2002 and R$ 215.2 in 2001.

(XIV) ACCOUNTING FOR DERIVATIVE INSTRUMENTS

     Under Brazilian GAAP, derivative instruments are recorded at the lower of cost plus accrued interest and fair market value. Additionally, unrealized gains or losses arising from transactions, which are designated as hedge instruments, entered to mitigate risks on purchase of raw materials, are deferred and recognized in the statement of operations when realized.

     Under US GAAP, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value.

     For purposes of the reconciliation, we have recorded unrealized gains totaling R$ 158.7 in our earnings under US GAAP, arising from the mark-to-market adjustment on our derivative instruments at December 31, 2003 (2002 - R$ 4.9).

    COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    AT DECEMBER 31, 2003 AND 2002
    IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
    --------------------------------------------------------------------------

(XV) SHORT-TERM INVESTMENTS

     Under Brazilian GAAP, our short-term investments are recorded at the balance sheet dates at the lower of cost plus interest and market value.

     For US GAAP purposes, our short-term investments in debt securities are classified under guidance of SFAS No.115 "Accounting for Certain Investments in Debt and Equity Securities" as either trading securities or available for sale securities.

     Our securities classified as Trading are measured at fair value at the balance sheet dates, and unrealized gains (losses) are included in earnings. During 2003, we recognized through earnings an additional R$
     6.5 of unrealized gains from trading securities.

     Our securities classified as Available for Sale are measured at fair value at the balance sheet dates, interest is recorded in income as incurred and unrealized gains (losses) are included directly in shareholders' equity as Other comprehensive income (loss). At December 31, 2003, the amount of R$ 47.7 was recorded in Other comprehensive income as Unrealized gain from available for sale debt securities (2002 - nil).

     Additionally our securities provided as guarantees in connection with the issuance of bonds in the amount of R$ 28.9 ( December 31, 2002 - R$ 292.4 ) are presented as restricted cash in the condensed consolidated US GAAP balance sheet.


(XVI) CLASSIFICATION OF STATEMENT OF OPERATIONS LINE ITEMS

     Under Brazilian GAAP, in addition to the issues noted above, the classification of certain income and expense items is presented differently from US GAAP.

     We have recast our statement of operations under the Brazilian GAAP to present a condensed statement of operations in accordance with US GAAP (Note 22(d)(ii)). Brazilian listed companies are required to present annual consolidated financial statement to include the investment in jointly-controlled associated companies on the proportional consolidation method. We have eliminated the effects of the proportional consolidation of our investment in Quinsa and certain other affiliates (Note 7 (b)) and reflected our interest in the earnings in these affiliates on a single line item (Equity in earnings (losses) of affiliates) in the recast statement of operations under US GAAP.

    COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    AT DECEMBER 31, 2003 AND 2002
    IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
    --------------------------------------------------------------------------

The reclassifications are summarized as follows:

..     Interest income and interest expense, together with other financial charges, are displayed within operating income in the statement of operations presented in accordance with Brazilian GAAP. Such amounts have been reclassified to non-operating income and expenses in the condensed statement of operations in accordance with US GAAP.

..     Under Brazilian GAAP, gains and losses on the disposal or impairment of permanent assets are classified as non-operating income (expense). Under US GAAP, gains and losses on the disposal or impairment of property, plant and equipment are classified as an adjustment to operating income.

..     The net income (loss) differences between Brazilian GAAP and US GAAP
      (Note 22 (b)(i)), were incorporated in the statement of operations in accordance with US GAAP.

..     Employee profit sharing expenses have been classified after non-operating expenses in the consolidated statement of operations in accordance with Brazilian GAAP. Such amounts have been reclassified to operating expenses in the condensed consolidated statement of operations in accordance with US GAAP.

..     Under Brazilian GAAP, certain credits arising from sales tax are recorded in operating income. Under US GAAP these are adjusted against net sales, as a Sales tax deduction.

..     Under Brazilian GAAP, charges arising from provision for contingencies are presented in a single line item in operating expense. Under US GAAP, provisions for contingencies are recorded in the statement of operations based on the type of contingency.

..     Under Brazilian GAAP, jointly controlled entities must be consolidated using the proportional consolidation method. Proportional consolidation requires that the share of the assets, liabilities, income and expenses are combined on a line-by line basis with similar items in the Company's financial statements. Under US GAAP, jointly controlled entities are recorded under the equity method. The prorated accounts of our jointly controlled affiliates have not been combined in the condensed consolidated US GAAP balance sheet and statements of operations.

..     Under Brazilian GAAP, shipping and handling costs, representing R$
      324.1, R$ 264.2 and R$ 194.9, respectively, for the years ended December 31, 2003, 2002, and 2001, are expensed as incurred and classified as selling expenses in the income statement. Under US GAAP, pursuant to the requirements of the Emerging Issues Task Force - EITF Issue No. 00-10, these expenses were reclassified to cost of sales.

    COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    AT DECEMBER 31, 2003 AND 2002
    IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
    --------------------------------------------------------------------------

..     In order to obtain more prominent and accessible shelf space for its products, AmBev pays distributors and retailers to place our products in premium positions. The Company also pays bonuses and gives discounts to increase sales, normally processed in the form of cash payments. Under Brazilian GAAP, these costs are classified as selling and marketing expenses. Under US GAAP, pursuant to the EITF 01-09 these costs are reclassified reducing net revenues.

..     Under Brazilian GAAP, unrealized gains or losses arising from foreign currency and commodities swaps entered to mitigate prices and foreign exchange risks on purchase of raw material, designated as hedge instruments are deferred and recognized in the statement of operations as Cost of sales upon realization. For US GAAP, as these instruments do not meet the qualifying criteria for hedge accounting under SFAS No. 133, these gains or losses, due to changes in fair value of swaps, are recorded as Financial income or Financial expense. The total amount reclassified were R$ 82.3 and R$ 345.6, for the years ended December 31, 2003 and 2002, respectively.

(XVII) CLASSIFICATION OF BALANCE SHEET LINE ITEMS

      Under Brazilian GAAP, the classification of certain balance sheet items is presented differently from US GAAP. We have eliminated the effects of the proportional consolidation of our investment in Quinsa and certain other affiliates and reflected our investment in these affiliates on a single line item (Investment in affiliates) in the recast balance sheet under US GAAP.

      We have recast our consolidated balance sheet under Brazilian GAAP to present a condensed consolidated balance sheet in accordance with US GAAP (Note 22 (d)(i)). The reclassifications are summarized as follows:

      . Under US GAAP certain deferred charges were reclassified to property, plant and equipment, accordingly to their nature.

      . Under US GAAP certain property, plant and equipment were reclassified to intangible assets, according to their nature.

      . Under Brazilian GAAP, deferred income taxes are not netted and assets are shown separately from liabilities. For US GAAP purposes, deferred tax assets and liabilities are netted and classified as current or non-current based on the classification of the underlying temporary difference.

    COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    AT DECEMBER 31, 2003 AND 2002
    IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
    --------------------------------------------------------------------------


(B) RECONCILIATION OF THE DIFFERENCES

    BETWEEN BRAZILIAN GAAP AND US GAAP

(I) NET INCOME

                                                                    REF.
                                                                    NOTE
                                                                    22(A)      2003      2002      2001
                                                                 --------  --------  --------  --------
    NET INCOME UNDER BRAZILIAN GAAP                                         1,411.6   1,510.3     784.6

    Depreciation of additional indexation of property
      and equipment rom 1995 to 1997                                  (i)     (10.8)    (18.1)    (22.6)
    Reversal of inflation restatement adjustment on
      foreign subsidiaries                                           (ii)     (10.7)   (105.3)
    Capitalized interest, net of amortization                       (iii)      (0.5)     (2.4)     (2.4)
    Deferred charges, net of amortization                            (iv)      36.4      18.3      (0.4)
    Business combination adjustments                                  (v)     103.5     125.5      77.7
    Consolidation of FAHZ                                            (vi)     (16.7)     (4.9)     45.2
    Pension plan                                                    (vii)      33.5      13.9       2.8
    Other post-retirement benefits                                  (vii)       2.6      (1.7)     (3.6)
    Foreign exchange (loss) gain from translation
      of foreign subsidiaries                                        (ix)      52.6     (23.6)    (35.0)
    Deferred income tax rates not enacted                             (x)                          27.0
    Recognition of Pepsi tax assets                                   (x)    (148.0)    148.0
    Compensation expense from employee stock ownership plan         (xii)     (32.0)    (17.7)    (10.0)
    Fair value adjustment on derivative instruments                 (xiv)     153.8       4.9
    Fair value adjustment on trading securities                      (xv)       6.5
    Minority interest on adjustments above                                      4.8      (2.0)     (1.0)
    Deferred income tax on adjustments above                                  102.8      (3.0)    (22.2)
                                                                           --------  --------  --------

    NET INCOME UNDER US GAAP                                                1,689.4   1,642.2     840.1
                                                                           ========  ========  ========

    COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    AT DECEMBER 31, 2003 AND 2002
    IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
    ----------------------------------------------------------------------


(II)  SHAREHOLDERS' EQUITY

                                                                    REF.
                                                                    NOTE
                                                                    22(A)      2003      2002      2001
                                                                 --------  --------  --------  --------
    SHAREHOLDERS' EQUITY UNDER BRAZILIAN GAAP                               4,308.2   4,129.6   3,363.4

    Additional indexation of property and equipment
        from 1995 to 1997, net                                         (i)    120.1     130.9     149.0
    Reversal of inflation restatement adjustment on
        on foreign subsidiaries                                       (ii)   (116.0)   (105.3)
    Capitalized interest, net of amortization                        (iii)      7.6       8.1      10.5
    Reversal of deferred charges,                                     (iv)   (138.2)   (174.6)   (192.9)
    Business combination adjustments                                   (v)   (255.1)   (194.8)   (320.3)
    Consolidation of FAHZ                                             (vi)    342.9     266.9     270.3
    Pension plan                                                     (vii)     66.3      32.8      18.9
    Other post-retirement benefits                                   (vii)    (77.1)    (79.8)    (78.1)
    Recognition of Pepsi tax assets                                    (x)              148.0
    Reversal of dividends not yet declared                            (xi)    280.2     341.4      52.0
    Advances to employees for purchase of shares                    (xiii)   (234.7)   (324.8)   (215.2)
    Fair value adjustment on derivative instruments                  (xiv)    158.7       4.9
    Unrealized gain on available for sale securities                  (xv)     43.7
    Fair value adjustment on trading securities                                 6.5
    Minority interest on adjustments above                                               (4.8)     (2.8)
    Deferred income tax on adjustments above                                 (130.2)   (217.9)   (214.9)
                                                                           --------  --------  --------

    Shareholders' equity under US GAAP                                      4,382.9   3,960.6   2,839.9
                                                                           --------  --------  --------

(C) US GAAP SUPPLEMENTARY INFORMATION

(I) PROPERTY, PLANT AND EQUIPMENT

                                                                                  2003            2002
                                                                         -------------   -------------

    Property, plant and equipment                                              7,288.2         7,749.1
    Accumulated depreciation                                                  (4,635.2)       (4,650.9)
                                                                         -------------   -------------

    Property, plant and equipment, net                                         2,653.0         3,098.2
                                                                         =============   =============

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31, 2003 AND 2002
     IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------


(II) RECENT US GAAP ACCOUNTING PRONOUNCEMENTS

     VARIABLE INTEREST ENTITIES

     In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51" ("FIN 46"), which requires variable interest entities ("VIEs"), often referred to as special purpose entities ("SPEs"), to be consolidated if certain criteria are met. FIN 46 was effective upon issuance for all VIEs created after January 31, 2003. During 2003, the FASB issued a revision to FIN 46 ("FIN 46R") and delayed the required implementation date of FIN 46 for entities that are not SPEs until March 31, 2004.

     FIN 46 provides that the primary beneficiary of a VIE is required to consolidate the VIE's operations. In determining if an entity is a VIE, FIN 46 requires an evaluation as to whether the equity of the entity is sufficient to absorb its expected losses. This evaluation requires the consideration of qualitative factors and various assumptions, including expected future cash flows and funding needs. Even if the entity's equity is determined to be sufficient to absorb expected losses, the rules provide that in certain circumstances there needs to be a qualitative assessment as to whether "substantially all" the benefits of the entity are for the benefit of one of the variable interest holders. In such circumstance the entity would be deemed a VIE.

     DERIVATIVE INSTRUMENTS

     In April 2003, the FASB issued SFAS No.149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No.149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, and SFAS No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133". This statement is effective for contracts entered into or modified after June 30, 2003.

     CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF
     BOTH LIABILITIES AND EQUITY

     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". SFAS No. 150 requires that an issuer classify certain financial instruments as a liability because that financial instrument embodies an obligation of the issuer. The remaining provisions of SFAS No 150 expand the definition of a liability to encompass certain obligations that a reporting entity can or must settle by issuing its own equity, depending on the nature of the relationship between the holder and the issuer.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31, 2003 AND 2002
     IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------


     The FASB made this statement effective shortly after issuance for contracts created or modified after it is issued and, for existing contracts, at the beginning of the first interim period beginning after June 15, 2003.

     EMPLOYERS' DISCLOSURES ABOUT PENSIONS

     In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits". SFAS No.132-R requires additional disclosure regarding certain aspects of pension plans including, but not limited to, asset and investment strategy, expected employer contributions and expected benefit payments. The disclosure requirements of FAS 132-R were effective for financial statements of periods ending after December 15, 2003; therefore, the Company has modified its disclosures as required.

     Management believes that adoption of these pronouncements did not or will not, as applicable, have a material impact on the financial position and results of operations of the Company. Management is evaluating the impact of implementing FIN46R as from January 1, 2004 with respect to consolidating variable interest entities.

(III) ADDITIONAL INFORMATION - STOCK OWNERSHIP PLAN


                                                                     2003                2002               2001
                                                      ------------------- ------------------- -------------------

     Range of purchase prices for outstanding
         awards                                            70.93 - 494.87      57.49 - 450.19    69.34 to 381.38
                                                      =================== =================== ===================

     Weighted average market price per share
         (based on quoted market value at date
         granted) for awards granted during the year               558.57              525.57             417.08

     Weighted average exercise price of awards
        granted in the year                                        479.97              450.19             381.38
                                                      =================== =================== ===================

     Weighted average grant-date intrinsic value of
     awards granted during year (difference
     between quoted market price and
     purchase price)                                                78.60               75.38              35.70
                                                      =================== =================== ===================

     WEIGHTED-AVERAGE PURCHASE PRICES
     At beginning of year                                          313.75              273.24             148.19
        Granted                                                    479.97              450.19             381.38
        Exercised                                                  298.63              265.46             141.93
        Forfeited                                                  328.33              228.12             136.64
                                                      ------------------- ------------------- -------------------

     At end of year                                                421.09              313.75             273.24
                                                      =================== =================== ===================


     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31, 2003 AND 2002
     IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------


     OUTSTANDING AND EXERCISABLE


                                            NUMBER OF SHARES (THOUSANDS)      WEIGHTED - AVERAGE PURCHASE  PRICES(*)
                              ------------------------------------------  ------------------------------------------

     RANGE OF 2003
     PURCHASE PRICES (*)              2003            2002          2001          2003          2002            2001
     -----------------------  ------------ --------------- -------------  ------------ -------------  --------------

     70.93 - 96.18                  16,420           3,038         3,482         91.21         57.49           69.34
     96.19 - 139.24                  8,100          42,061        65,113        139.24         93.73          101.96
     139.25 - 196.93                23,997          92,254       153,724        184.62        166.06          150.41
     196.94 - 226.74                97,094         140,803       274,150        212.94        226.74          176.90
     226.75 - 477.30               194,652         352,144       534,752        474.05        411.65          380.12
     477.31 - 494.87               393,426          10,500                      480.25        450.19
                             ------------- --------------- -------------  ------------ -------------  --------------

                                   733,689         640,800     1,031,221        421.09        313.75          273.24
                             ============= =============== =============  ============  ============= ==============

     (*) Expressed in whole reais.

(IV) PRO FORMA FAIR VALUE EFFECTS OF STOCK OWNERSHIP PLAN

     We have calculated the pro forma effects of accounting for the stock ownership plan in accordance with SFAS No. 123, Accounting for Stock Based Compensation. Had compensation cost for the Plan been determined based on the fair value at the grant date in accordance with the provisions of SFAS No. 123, our US GAAP net income and earnings per thousand shares would have been as follows:



                                                                  2003              2002              2001
                                                       ---------------   ---------------   ---------------

     Net income - US GAAP                                      1,689.4           1,642.2             840.1
     (+) Compensation cost under APB 25                           32.0              17.7              10.0
     (-) Compensation cost under SFAS No. 123                    (57.4)            (40.8)            (27.2)
                                                       ---------------   ---------------   ---------------

                                                               1,664.0           1,619.1             822.9
                                                       ===============   ===============   ===============

     Earnings per thousand shares - pro forma
       (whole reais) - R$
          Basic
              Preferred                                          50.79             48.86             24.61
              Common                                             46.17             44.42             22.37
          Diluted
              Preferred                                          50.40             48.46             24.30
              Common                                             45.82             44.06             22.09

     These pro forma results are not necessarily indicative of future amounts.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31, 2003 AND 2002
     IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------


     The fair value of each award granted was estimated on the date of grant using the Black - Scholes pricing model with the following weighted average assumptions used for grants in 2003: dividend yield - 3.0% (2002
     - 1.7%; 2001 - 1.6%), expected volatility - 33% (2002 - 43%; 2001 - 49%), risk-free interest rate-nominal terms - 4.8% (2002 - 4.8%, 2001 - 1.1%) and expected lives of three years for all periods.


                                                                       2003              2002              2001
                                                            ---------------   ---------------   ---------------
     Fairvalue of awards granted in the year
       using the Black - Scholes pricing model
       (R$ per thousand shares)                                       337.8             335.8             199.6
                                                            ===============   ===============   ===============

     Total fair value of awards granted in the year                   130.4               3.5              99.8
                                                            ===============   ===============   ===============

(D)  US GAAP CONDENSED FINANCIAL INFORMATION

     Based on the reconciling items and discussion above, the AmBev consolidated balance sheet, statement of operations, and statement of changes in shareholders' equity under US GAAP have been recast in condensed format as follows:

(I)  CONDENSED BALANCE SHEETS UNDER US GAAP

     ASSETS                                                            2003              2002
                                                            ---------------   ---------------
     Current assets
       Cash and cash equivalents                                     1,151.7          1,131.6
       Restricted cash                                                 309.4            410.2
       Short term investments                                        1,359.4          1,699.0
       Unrealized gain on derivatives                                  258.7            214.9
       Trade accounts receivable, net                                  671.9            699.9
       Taxes recoverable                                               765.3            411.8
       Inventories                                                     829.1            859.4
       Other                                                           407.2            349.8
                                                            ----------------  ---------------

                                                                     5,752.7          5,776.6
                                                            ----------------  ---------------
     Investments
       Investment in affiliates, including goodwill                  1,921.6              2.7
       Other                                                            16.9             11.1
                                                            ----------------  ---------------

                                                                     1,938.5             13.8
                                                            ----------------  ---------------

     Goodwill and intangible assets, net                             1,119.7            662.2
                                                            ----------------  ---------------

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31, 2003 AND 2002
     IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------




     ASSETS                                                            2003              2002
                                                            ---------------   ---------------
     Property, plant and equipment                                   2,653.0          3,098.2

     Other assets
       Deferred income tax                                           1,359.6          1,414.1
       Prepaid pension cost                                             88.3             54.3
       Restricted deposits for legal proceedings                       352.9            236.8
       Assets held for sale                                            142.0            121.5
       Other                                                           359.3            207.1
                                                            ----------------  ---------------

     Total assets                                                   13,766.0         11,584.6
                                                            ================  ===============

     LIABILITIES AND SHAREHOLDERS' EQUITY

     Current liabilities
       Suppliers                                                       657.1            789.6
       Payroll and related charges                                      84.5            193.6
       Taxes on income payable                                         530.5             74.4
       Other taxes payable                                             713.4            615.4
       Short-term debt                                                 400.5            305.9
       Current portion of long-term debt                             1,427.4            292.5
       Other                                                           241.0            127.0
                                                            ----------------  ---------------

                                                                     4,054.4          2,398.4
                                                            ----------------  ---------------
     Long-term liabilities
       Long-term debt                                                3,664.6          3,879.3
       Accrued liability for contingencies                             999.6            772.2
       Sales tax deferrals                                             231.8            306.9
       Post-retirement benefits                                        150.0            133.2
       Other                                                           203.9            85.7
                                                            ----------------  ---------------

                                                                     5,249.9          5,177.3
                                                            ----------------  ---------------

     Minority interest                                                  78.8             48.3
                                                            ----------------  ---------------

     Shareholders' equity                                            4,382.9          3,960.6
                                                            ----------------  ---------------

     Total liabilities and shareholders' equity                     13,766.0         11,584.6
                                                            ================  ===============

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31, 2003 AND 2002
     IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------


(II) CONDENSED STATEMENTS OF OPERATIONS UNDER US GAAP


                                                                      2003               2002               2001
                                                          ----------------   ----------------   ----------------

     GROSS SALES                                                  15,972.0           14,215.3           12,865.4
     Value-added and other taxes, discounts
       and returns                                                (8,042.6)          (6,904.9)          (6,299.1)
                                                          ----------------   ----------------   ----------------

     NET SALES                                                     7,929.4            7,310.4            6,566.3
     Cost of sales                                                (3,997.1)          (3,900.2)          (3,676.0)
                                                          ----------------   ----------------   ----------------

     GROSS PROFIT                                                  3,932.3            3,410.2            2,890.3

     OPERATING INCOME (EXPENSES)
       Selling and marketing                                        (989.7)            (928.3)            (837.7)
       General and administrative                                   (790.4)            (910.9)            (631.8)
       Other operating expense, net                                 (114.0)              (1.8)            (111.8)
                                                          ----------------   ----------------   ----------------

     OPERATING INCOME                                              2,038.2            1,569.2            1,309.0
                                                          ----------------   ----------------   ----------------

     NON-OPERATING INCOME (EXPENSES)
       Financial income                                              763.9            2,929.6              355.2
       Financial expenses                                           (677.1)          (3,262.5)            (850.5)
       Other non-operating expense, net                              (95.0)             (59.3)              (5.0)
                                                          ----------------   ----------------   ----------------

                                                                      (8.2)            (392.2)            (500.3)
                                                          ----------------   ----------------   ----------------

     INCOME BEFORE INCOME TAX, EQUITY IN
        AFFILIATES AND MINORITY INTEREST                           2,030.0            1,177.0              808.7
                                                          ----------------   ----------------   ----------------

     INCOME TAX BENEFIT (EXPENSE)
       Current                                                      (652.3)            (123.4)            (197.9)
       Deferred                                                      153.1              548.4              224.5
                                                          ----------------   ----------------   ----------------

                                                                    (499.2)             425.0               26.6

     INCOME BEFORE EQUITY IN AFFILIATES
       AND MINORITY INTEREST                                       1,524.0            1,602.0              835.3
                                                          ----------------   ----------------   ----------------

       Equity in earnings (losses) of affiliates                     155.8               (6.5)              15.5
       Minority interest                                               9.6               46.7              (10.7)
                                                          ----------------   ----------------   ----------------

     NET INCOME                                                    1,689.4            1,642.2              840.1
                                                          ================   ================   ================

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31, 2003 AND 2002
     IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------


(III) STATEMENT OF COMPREHENSIVE INCOME

     Under Brazilian GAAP, the concept of comprehensive income is not recognized.

     Under US GAAP, SFAS No. 130, Reporting Comprehensive Income, requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and other comprehensive income that include charges or credits directly to equity which are not the result of transactions with owners. For AmBev, the components of the comprehensive income are (i) the adjustment related to the gains and losses arising on the translation to reais of the financial statements of foreign subsidiaries upon consolidation, and (ii) unrealized gains on available for sale securities, net of tax.


                                                                  2003            2002            2001
                                                         -------------   -------------   -------------

     Net income                                                1,689.4         1,642.2           840.1
     Unrealized gains on available
       for sale securities, net of tax                            28.8
     Foreign exchange gain (loss) from
       translation of foreign subsidiaries                      (187.6)           23.6            35.0
                                                         -------------   -------------   -------------

     Comprehensive income                                      1,530.6         1,665.8           875.1
                                                         =============   =============   =============

(IV) CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS'
     ]EQUITY UNDER US GAAP


                                                                           2003            2002            2001
                                                                  -------------   -------------   -------------

     At beginning of the year                                           3,960.6         2,839.9         2,378.2
       Capital increase                                                    77.4           101.9           379.1
       Treasury shares acquired                                          (330.7)         (370.7)         (495.4)
       Additional paid-in capital                                          32.5            17.7            (1.2)
       Premium received on sale of options                                                 11.7             4.9
       Repayments (advances) to employees for purchase of                  90.1          (109.5)          (50.0)
         shares
       Translation adjustment                                             187.67           23.6            35.0
       Net income                                                       1,689.4         1,642.2           840.1
       Dividends and interest attributed to shareholders'
         equity declared                                                 (948.8)         (196.2)         (250.8)
                                                                  -------------   -------------   -------------

     At end of the year                                                 4.382.9         3,960.6         2,839.9
                                                                  =============   =============   =============

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31, 2003 AND 2002
     IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------

23   SEGMENT REPORTING

     Under Brazilian GAAP, no separate segment reporting is required.

     Under US GAAP, SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information are required to be disclosed for each operating segment. In addition, this standard requires the annual disclosure of information concerning revenues derived from the enterprise's products or services, countries in which it earns revenues or hold assets, and major customers. AmBev's business is comprised of four main segments: Brazil beer, Brazil Carbonated soft drinks and non-alcoholic non-carbonated (NANC) beverages, other products and our international operations. Up to December 31, 2002, our operations were divided into the following segments: beer Brazil, beer international, soft drinks and other. We have reclassified prior periods to disclose our NANC segment together with our Carbonated soft drinks segment.

     SFAS No. 131 requires that segment data be presented in the US GAAP financial statements on the basis of the internal information that is used by management for making operating decisions, including allocation of resources among segments, and segment performance. This information is derived from our statutory accounting records which are maintained in accordance with Brazilian GAAP. Certain expenses were not allocated to the segments. These unallocated expenses are corporate overheads, minority interests, income taxes and financial interest income and expense. Certain operating units do not separate operational expenses, total assets, depreciation and amortization. These amounts were allocated based on gross sales revenue.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31, 2003 AND 2002
     IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------


                                                             2003                2002                2001
                                               ------------------   -----------------   -----------------
     Net sales
       Beer                                               6,114.6             5,546.4             4,824.5
       Carbonated soft drinks and NANC                    1,332.1             1,228.9             1,030.8
       Others                                               191.0               153.7               255.9
                                               ------------------   -----------------   -----------------

       AmBev Brazil                                       7,637.7             6,929.0             6,111.2
       International operations                           1,046.1               396.3               414.4
                                               ------------------   -----------------   -----------------

       Total consolidated                                 8,683.8             7,325.3             6,525.6
                                               ------------------   -----------------   -----------------

     Cost of sales
       Beer                                              (2,503.6)           (2,237.1)           (2,274.7)
       Carbonated soft drinks and NANC                     (887.3)             (809.0)             (718.4)
       Others                                              (118.6)              (81.6)             (172.2)
                                               ------------------   -----------------   -----------------

       AmBev Brazil                                      (3,509.5)           (3,127.7)           (3,165.3)
       International operations                            (534.7)             (214.0)             (200.9)
                                               ------------------   -----------------   -----------------

       Total consolidated                                (4,044.2)           (3,341.7)           (3,366.2)
                                               ------------------   -----------------   -----------------

     Selling and marketing expenses
       Beer                                                (534.0)             (467.8)             (448.3)
       Carbonated soft drinks and NANC                      (93.9)             (145.1)             (161.5)
       Others                                                                   (15.6)              (13.1)
                                               ------------------   -----------------   -----------------

       AmBev Brazil                                        (627.9)             (628.5)             (622.9)
       International operations                            (219.2)              (58.7)              (84.9)
                                               ------------------   -----------------   -----------------

     Total consolidated                                    (847.1)             (687.2)             (707.8)
                                               ------------------   -----------------   -----------------

     Direct distribution expense
       Beer                                                (480.4)             (363.0)             (320.9)
       Carbonated soft drinks and NANC                     (124.8)             (109.1)             (100.5)
       Others                                                                    (1.6)                0.3
                                               ------------------   -----------------   -----------------

       AmBev Brazil                                        (605.2)             (473.7)             (421.1)
       International operations                             (43.4)              (63.7)              (46.7)

                                               ------------------   -----------------   -----------------

     Total consolidated                                    (648.6)             (537.4)             (467.8)
                                               ------------------   -----------------   -----------------

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31, 2003 AND 2002
     IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------


                                                                     2003                2002                2001
                                                       ------------------   -----------------   -----------------
     General and administrative expenses
       Beer                                                        (328.1)             (326.8)             (292.2)
       Carbonated soft drinks and NANC                              (16.2)              (13.1)              (17.5)
       Others                                                        (4.2)               (6.5)               (7.0)
                                                       ------------------   -----------------   -----------------

       AmBev Brazil                                                (348.5)             (346.4)             (316.7)
       International operations                                     (69.4)              (27.1)              (34.8)
                                                       ------------------   -----------------   -----------------

                                                                   (417.9)             (373.5)             (351.5)
                                                       ------------------   -----------------   -----------------

     Depreciation and amortization expenses (*)
       Beer                                                        (339.1)             (275.5)             (189.3)
       Carbonated soft drinks and NANC                              (16.7)              (36.1)              (35.4)
       Others                                                        (4.1)               (7.3)              (14.7)
                                                       ------------------   -----------------   -----------------

       AmBev Brazil                                                (359.9)             (318.9)             (239.4)
       International operations                                     (60.1)              (15.7)              (17.1)
                                                       ------------------   -----------------   -----------------

       Total consolidated                                          (420.0)             (334.6)             (256.5)
                                                       ------------------   -----------------   -----------------

     Less
       Provisions for contingencies and other                      (187.9)             (123.7)              (33.9)
       Other operating income, net                                 (240.1)              199.4               152.2
       Financial income (expense), net                               93.1              (747.0)             (503.1)
       Non-operating income (expense), net                         (100.7)              (72.2)                2.3
       Income tax benefit (expense), net                           (426.1)              280.6               (51.9)
       Profit sharing and contributions                             (23.6)             (125.1)             (157.1)
       Minority interest                                             (2.9)               47.4                 0.3
       Equity in results of Quinsa (proportionally
          consolidated)                                              (6.2)
                                                       ------------------   -----------------   -----------------

     NET INCOME                                                   1,411.6             1,510.3               784.6
                                                       ==================   =================   =================

Revenues from no individual customer represented more than 10% of our net sales. Information on our geographic areas is as follows:

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31, 2003 AND 2002
     IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------


                                                                     2003                2002                2001
                                                       ------------------   -----------------   -----------------
     Total net sales
       AmBev Brazil                                               7,637.7             6,929.0            6,111.2
       International operations                                   1,046.1               396.3              414.4

                                                       ------------------   -----------------   -----------------

                                                                  8,683.8             7,325.3            6,525.6
                                                       ------------------   -----------------   -----------------
                                                       ------------------   -----------------   -----------------
     Total property, plant and equipment
       AmBev Brazil                                               2,788.7             2,705.8            2,820.8
       International operations                                   1,377.6               624.8              456.9
                                                       ------------------   -----------------   -----------------

                                                                  4,166.3             3,330.6            3,277.7
                                                       ==================   =================   =================

                                                                                         2003                2002
                                                                            -----------------   -----------------

     Total segment assets
       Beer                                                                           7,370.0             6,174.2
       Carbonated soft drinks and NANC                                                2,046.2             1,934.4
       Others                                                                           860.8             1,053.6
       International operations                                                       2,000.5             1,172.4
                                                                            -----------------   ------------------

                                                                                     12,277.5            10,334.6
                                                                            -----------------   -----------------

General corporate assets                                                              2,552.6             2,046.9
                                                                            -----------------   -----------------

    Total assets                                                                     14,830.1            12,381.5
                                                                            =================   =================

Total assets by location
    Brazil                                                                           12,636.7            11,321.6
    International operations                                                          2,193.4             1,059.9
                                                                            -----------------   -----------------

    Total assets                                                                     14,830.1            12,381.5
                                                                            =================   =================

(*) Relates primarily to administrative assets and amortization of deferred charges; excludes depreciation of production assets and amortization of goodwill, included in Other operating income, net.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31, 2003 AND 2002
     IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------


24   CONSOLIDATING SCHEDULES

     In connection with an issuance of bonds by CBB in 2001and 2003 in the United States and international markets under rule 144-A and Regulation S (Note 10), we are presenting, pursuant to Rule 3-10 of Regulation S-X of the SEC, condensed consolidating financial information in Brazilian GAAP, of certain entities with which we are co-guarantors.

     The financial information regarding AmBev Holding is unconsolidated. The financial information regarding CBB is consolidated.

     We believe that the condensed consolidating financial information, as presented below, provides an appropriate level of financial information to investors.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31, 2003 AND 2002
     IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------


(A)  CONSOLIDATING SCHEDULES FOR THE YEAR
     ENDED DECEMBER 31, 2003

(I)  CONDENSED CONSOLIDATED BALANCES SHEET

                                                    AMBEV                                  CONSOLIDATING
                                                  HOLDING          CBB         OTHER         ADJUSTMENTS     CONSOLIDATED
                                            ------------- ------------ -------------  ------------------ ----------------
     ASSETS

       Current asset
         Cash and cash equivalents                             1,196.0           0.1                              1,196.1
         Short-term investments                                1,492.8           1.1                              1,493.9
         Unrealized gain on derivatives                          102.9                                              102.9
         Trade accounts receivable, net                          725.1           3.9                (3.3)           725.7
         Taxes recoverable                           68.9        688.8          13.7                                771.4
         Inventories                                             938.9          15.7                                954.6
         Other                                        0.4        248.1           8.1                (0.7)           255.9
                                            ------------- ------------ -------------  ------------------ ----------------

                                                     69.3      5,392.6          42.6                (4.0)         5,500.5
                                            ------------- ------------ -------------  ------------------ ----------------

       Non-current assets
         Receivables from affiliates
           companies                                           1,544.2         246.1            (1,790.3)
         Deferred income tax                        239.0      1,592.2           0.6                              1,831.8
         Other taxes recoverable                     78.0        270.2           0.2                                348.4
         Other                                      225.9        786.4           0.1                              1,012.4
                                            ------------- ------------ -------------  ------------------ ----------------

                                                    542.9      4,193.0         247.0            (1,790.3)         3,192.6
                                            ------------- ------------ -------------  ------------------ ----------------

       Permanent assets
         Investments
         CBB                                      5,222.2                                       (5,222.2)
         Investments in affiliates                  224.7                                         (224.7)
         Goodwill and negative goodwill             319.0      1,368.3                                            1,687.3
         Other                                       16.2          7.9                                               24.1
                                            ------------- ------------ -------------  ------------------ ----------------

                                                  5,782.1      1,376.2                          (5,446.9)         1,711.4
                                            ------------- ------------ -------------  ------------------ ----------------

         Property, plant and equipment                         4,135.0          31.3                              4,166.3
         Deferred charges                                        255.5           3.8                                259.3
                                            ------------- ------------ -------------  ------------------ ----------------

                                                  5,782.1      5,766.7          35.1            (5,446.9)         6,137.0
                                            ------------- ------------ -------------  ------------------ ----------------

     Total assets                                 6,394.3     15,352.3         324.7            (7,241.2)        14,830.1
                                            ============= ============ =============  ================== ================

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31, 2003 AND 2002
     IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------


                                                    AMBEV                                  CONSOLIDATING
                                                  HOLDING          CBB         OTHER         ADJUSTMENTS     CONSOLIDATED
                                            ------------- ------------ -------------  ------------------ ----------------
     LIABILITIES AND SHAREHOLDERS'
       EQUITY
         Current liabilities
           Suppliers                                             799.1           4.5                (3.3)           800.3
           Payable to affiliates                  1,544.1        246.7           0.2            (1,790.2)             0.8
           Payroll and related charges                            93.7           0.4                                 94.1
           Loans and financing                                 1,976.1                                            1,976.1
           Taxes on income payable                               453.0          90.2                                543.2
           Dividends payable                        290.8          3.1                                              293.9
           Other                                      0.2      1,008.3           3.8                (0.7)         1,011.6
                                            ------------- ------------ -------------  ------------------ ----------------

                                                  1,835.1      4,580.0          99.1            (1,794.2)         4,720.0
                                            ------------- ------------ -------------  ------------------ ----------------

       Long-term liabilities
         Loans and financing                                   4,004.3                                            4,004.3
         Accrued liability for contingencies        146.0      1,086.6           0.3                              1,232.9
         Sales tax deferrals                                     235.2                                              235.2
         Other                                                   133.1                                              133.1
                                            ------------- ------------ -------------  ------------------ ----------------

                                                    146.0      5,459.2           0.3                              5,605.5
                                            ------------- ------------ -------------  ------------------ ----------------

       Minority interest                                         195.8                               0.6            196.4
                                            ------------- ------------ -------------  ------------------ ----------------

       Shareholders' equity                       4,413.2      5,117.3         225.3            (5,447.6)         4,308.2
                                            ------------- ------------ -------------  ------------------ ----------------

     Total liabilities and
       shareholders' equity                       6,394.3     15,352.3         324.7            (7,241.2)        14,830.1
                                            ============= ============ =============  ================== ================

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31, 2003 AND 2002
     IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------


(II) CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEAR
     ENDED DECEMBER 31, 2003

                                                    AMBEV                                  CONSOLIDATING
                                                  HOLDING          CBB         OTHER         ADJUSTMENTS     CONSOLIDATED
                                            ------------- ------------ -------------  ------------------ ----------------
     NET SALES                                                 8,677.7         341.1              (335.0)         8,683.8
       Cost of sales                                          (4,312.0)        (66.6)              334.4         (4,044.2)
                                            ------------- ------------ -------------  ------------------ ----------------

     GROSS PROFIT                                              4,365.7         274.5                (0.6)         4,639.6
                                            ------------- ------------ -------------  ------------------ ----------------

     OPERATING INCOME (EXPENSES)
       Selling, general and
         administrative                              (2.9)    (1,897.5)        (13.8)                0.6         (1,913.6)
       Depreciation and amortization
         of deferred charges                                    (419.4)         (0.6)                              (420.0)
       Financial income (expense), net              (30.9)       120.6           3.4                                 93.1
       Other operating income, net                 (112.2)      (314.4)         (1.4)                              (428.0)
       Equity in earnings of affiliates           1,665.1         (6.2)                         (1,665.1)            (6.2)
                                            ------------- ------------ -------------  ------------------ ----------------

     OPERATING INCOME                             1,519.1      1,848.8         262.1            (1,665.1)         1,964.9
                                            ------------- ------------ -------------  ------------------ ----------------

     NON-OPERATING INCOME
       (EXPENSE), NET                              (215.5)       114.8                                             (100.7)
                                            ------------- ------------ -------------  ------------------ ----------------

     INCOME BEFORE INCOME TAXES,
       PROFIT SHARING AND MINORITY
         INTEREST                                 1,303.6      1,963.6         262.1            (1,665.1)         1,864.2

     Income tax benefit (expense)                   100.4       (436.7)        (89.8)                              (426.1)
                                            ------------- ------------ -------------  ------------------ ----------------

     INCOME BEFORE PROFIT
       SHARING, CONTRIBUTIONS AND
         MINORITY INTEREST                        1,404.0      1,526.9         172.3            (1,665.1)         1,438.1
           Employee and management
            profit sharing                            7.6        (33.4)          2.2                                (23.6)
                                            ------------- ------------ -------------  ------------------ ----------------

     INCOME BEFORE MINORITY
       INTEREST                                   1,411.6      1,493.5         174.5            (1,665.1)         1,414.5
         Minority interest                                        (2.9)                                              (2,9)
                                            ------------- ------------ -------------  ------------------ ----------------

     NET INCOME FOR THE YEAR                      1,411.6      1,490.6         174.5            (1,665.1)         1,411.6
                                            ============= ============ =============  ================== ================

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31, 2003 AND 2002
     IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------


(III) CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2003

                                                    AMBEV                                  CONSOLIDATING
                                                  HOLDING          CBB         OTHER         ADJUSTMENTS     CONSOLIDATED
                                            ------------- ------------ -------------  ------------------ ----------------
     NET CASH PROVIDED BY
       OPERATING ACTIVITIES                       1,309.6      1,130.3          87.7                              2,527.6
                                            ------------- ------------ -------------  ------------------ ----------------

     CASH FLOWS FROM INVESTING ACTIVITIES
       Investments in affiliates and
         subsidiaries, net of cash acquired                   (1,745.3)                                          (1,745.3)
       Short term investments (maturity
         over 90 days)                                           423.3          (0.2)                               423.1
       Securities and collateral                                 228.6                                              228.6
         Property, plant and equipment, net                     (829.8)                                            (829.8)
       Expenditures on deferred charges                          (91.0)         (0.3)                               (91.3)
                                            ------------- ------------ -------------  ------------------ ----------------

     Net cash used in investing activities                    (2,014.2)         (0.5)                            (2,014.7)
                                            ------------- ------------ -------------  ------------------ ----------------

     CASH FLOWS FROM FINANCING ACTIVITIES
       Loans and financings
         Issuance                                              3,359.2                                            3,359.2
         Repayments, including interest                       (2,510.1)                                          (2,510.1)
       Repurchase of own shares for
         treasury                                  (310.0)         1.5                                             (308.5)
       Capital subscriptions                          3.7         (1.1)          2.0                                  4.6
       Dividends paid                            (1,052.2)       114.4         (89.1)                            (1,026.9)
       Advances to employees for purchase
         of shares, net of repayments                48.8         81.4                                              130.2
       Other                                                       4.8                                                4.8
                                            ------------- ------------ -------------  ------------------ ----------------

     Net cash provided by (used in)
       financing activities                      (1,309.7)     1,050.1         (87.1)                              (346.7)
                                            ------------- ------------ -------------  ------------------ ----------------

     Effects of exchange rate changes
       on cash and cash equivalents                             (101.7)                                            (101.7)
                                            ------------- ------------ -------------  ------------------ ----------------

     NET INCREASE (DECREASE) IN
       CASH AND CASH EQUIVALENTS                     (0.1)        64.5           0.1                                64.5

     Cash and cash equivalents,
       at beginning of year                           0.1        685.7         445.8                              1,131.6
                                            ------------- ------------ -------------  ------------------ ----------------

     Merger of Eagle into CBB                                    445.8        (445.8)
                                            ------------- ------------ -------------  ------------------ ----------------

     CASH AND CASH EQUIVALENTS AT
       END OF YEAR                                             1,196.0           0.1                              1,196.1
                                            ============= ============ =============  ================== ================

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31, 2003 AND 2002
     IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------


(B)  CONSOLIDATING SCHEDULES FOR THE YEAR
     ENDED DECEMBER 31, 2002

(I)  CONDENSED CONSOLIDATED BALANCES SHEET

                                                    AMBEV                                  CONSOLIDATING
                                                  HOLDING          CBB         OTHER         ADJUSTMENTS     CONSOLIDATED
                                            ------------- ------------ -------------  ------------------ ----------------
     ASSETS

       Current asset
         Cash and cash equivalents                    0.1        685.7         445.8                              1,131.6
         Short-term investments                                  443.4       1,715.0                              2,158.4
         Unrealized gains on derivative
           instruments                                           214.9                                              214.9
         Trade accounts receivable, net                          683.0          64.3               (68.3)           679.0
         Receivable from affiliates                   6.0        872.4       2,627.9            (3,506.3)
         Taxes recoverable                           47.3        344.0          19.0                                410.3
         Inventories                                             744.8          92.6                                837.4
         Other                                        0.3         85.3          53.9                 0.3            139.8
                                            ------------- ------------ -------------  ------------------ ----------------

                                                     53.7      4,073.5       5.018.5            (3,574.3)         5.571.4
                                            ------------- ------------ -------------  ------------------ ----------------

       Non-current assets
         Receivables from affiliates
           companies                                           1,669.7         144.8           (1,814.5)
         Deferred income tax                        139.8      1,367.4          51.2                              1,558.4
         Other taxes recoverable                     78.0        259.7           3.0                                340.7
         Other                                      187.0        509.5         110.1                0.2             806.9
                                            ------------- ------------ -------------  ------------------ ----------------

                                                    404.8      3,806.4         309.1            (1,814.3)         2,706.0
                                            ------------- ------------ -------------  ------------------ ----------------

     Permanent assets
       Investments
         CBB                                        754.5                                         (754.5)
         Goodwill and negative goodwill             403.7        169.4          53.8                                626.9
         Investments in affiliates                3,431.6                       73.2            (3,504.9)
         Other                                        1.3          8.8           0.3                                 10.4
                                            ------------- ------------ -------------  ------------------ ----------------

                                                  4,591.1        178.3         127.3            (4,259.4)           637.3
         Property, plant and equipment                         2,934.8         395.8                              3,330.6
         Deferred charges                                         81.6          54.6                                136.2
                                            ------------- ------------ -------------  ------------------ ----------------

                                                  4,591.1      3,194.7         577.7            (4,259.4)         4,104.1
                                            ------------- ------------ -------------  ------------------ ----------------

     Total assets                                 5.049.6     11,074.6       5,905.3            (9,648.0)        12,381.5
                                            ============= ============ =============  ================== ================

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31, 2003 AND 2002
     IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------

     Condensed consolidated balance sheet (continued)

                                                    AMBEV                                  CONSOLIDATING
                                                  HOLDING          CBB         OTHER         ADJUSTMENTS     CONSOLIDATED
                                            ------------- ------------ -------------  ------------------ ----------------
     LIABILITIES AND SHAREHOLDERS'
     EQUITY

       Current liabilities
         Suppliers                                    0.2        752.6          71.3               (35.0)           789.1
         Payable to affiliates                      329.6        428.8         849.7            (1,531.4)            76.8
         Payroll and related charges                  1.2         53.5           5.0                                 59.7
         Loans and financings                                    554.3          53.1                                607.4
         Taxes on income payable                      0.7        667.9          25.2                                693.8
         Dividends payable                          345.0          1.0           0.1                (0.4)           345.7
         Other                                       15.6        283.2          17.6               (55.2)           261.2
                                            ------------- ------------ -------------  ------------------ ----------------

                                                    692.3      2,741.3       1,022.0            (1,621.9)         2,833.7
                                            ------------- ------------ -------------  ------------------ ----------------

       Long-term liabilities
         Loans and financings                                  3,841.9          37.4                              3,879.3
         Accrued liability for contingencies        125.2        850.6          13.5                                989.3
         Sales tax deferrals                                     306.9                                              306.9
         Payable to affiliates                                 2,479.1       1,268.5            (3,747.6)
         Other                                                   111.2          71.1               (18.7)           163.6
                                            ------------- ------------ -------------  ------------------ ----------------

                                                    125.2      7,589.7       1,390.5            (3,766.3)         5,339.1
                                            ------------- ------------ -------------  ------------------ ----------------

       Minority interest                                          89.2          59.1               (69.2)            79.1
                                            ------------- ------------ -------------  ------------------ ----------------

       Shareholders' equity                       4,232.1        654.4       3,433.7            (4,190.6)         4,129.6
                                            ------------- ------------ -------------  ------------------ ----------------

     Total liabilities and
       shareholders' equity                       5,049.6     11,074.6       5,905.3            (9,648.0)        12,381.5
                                            ============= ============ =============  ================== ================

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31, 2003 AND 2002
     IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------


(II) CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEAR
     ENDED DECEMBER 31, 2002

                                                    AMBEV                                  CONSOLIDATING
                                                  HOLDING          CBB         OTHER         ADJUSTMENTS     CONSOLIDATED
                                            ------------- ------------ -------------  ------------------ ----------------
     NET SALES                                                 6,971.2         542.3              (188.2)         7,325.3
     Cost of sales                                            (3,145.0)       (347.7)              151.0         (3,341.7)
                                            ------------- ------------ -------------  ------------------ ----------------

     GROSS PROFIT                                              3,826.2         194.6               (37.2)         3,983.6
                                            ------------- ------------ -------------  ------------------ ----------------

     OPERATING INCOME (EXPENSES)
       Selling, general and administrative          (13.7)    (1,583.3)       (157.1)               32.3         (1,721.8)
       Depreciation and amortization
         of deferred charges                                    (302.9)        (31.7)                              (334.6)
       Financial income (expense), net              (25.7)    (2,416.0)      1,689.8                 4.9           (747.0)
       Other operating income, net                   73.9         75.9          76.9               (27.3)           199.4
       Equity in results of affiliates            1,462.3                       12.3            (1,474.6)
                                            ------------- ------------ -------------  ------------------ ----------------

     OPERATING INCOME (LOSS)                      1,496.8       (400.1)      1,784.8            (1,501.9)         1,379.6
                                            ------------- ------------ -------------  ------------------ ----------------

     NON-OPERATING INCOME
       (EXPENSE), NET                                            (33.6)        (15.9)              (22.7)           (72.2)
                                            ------------- ------------ -------------  ------------------ ----------------

     INCOME (LOSS)BEFORE INCOME
       TAXES, PROFIT SHARING AND
         MINORITY INTEREST                        1,496.8       (433.7)      1,768.9            (1,524.6)         1,307.4

     Income tax benefit                              20.4        235.0          25.2                                280.6
                                            ------------- ------------ -------------  ------------------ ----------------

     INCOME (LOSS) BEFORE PROFIT
       SHARING, CONTRIBUTIONS AND
         MINORITY INTEREST                        1,517.2       (198.7)      1,794.1            (1,524.6)         1,588.0
         Employee and management
            profit sharing                           (6.9)      (105.4)                                            (112.3)
         Contributions to FAHZ                                   (12.8)                                             (12.8)
                                            ------------- ------------ -------------  ------------------ ----------------

     INCOME (LOSS) BEFORE MINORITY
         INTEREST                                 1,510.3       (316.9)      1,794.1            (1,524.6)         1,462.9
           Minority interest                                     (17.5)         51.6                13.3             47.4
                                            ------------- ------------ -------------  ------------------ ----------------

     NET INCOME (LOSS)                            1,510.3       (334.4)      1,845.7            (1,511.3)         1,510.3
                                            ============= ============ =============  ================== ================

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31, 2003 AND 2002
     IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------


(III) CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR
      ENDED DECEMBER 31, 2002

                                                    AMBEV                                  CONSOLIDATING
                                                  HOLDING          CBB         OTHER         ADJUSTMENTS     CONSOLIDATED
                                            ------------- ------------ -------------  ------------------ ----------------
     NET CASH PROVIDED BY OPERATING
     ACTIVITIES                                     496.2      1,714.7       1,513.9              (129.8)         3,595.0
                                            ------------- ------------ -------------  ------------------ ----------------

     CASH FLOWS FROM INVESTING
       ACTIVITIES
       Short-term investments (maturity over
         90 days)                                                609.5      (1,418.2)                              (808.7)
       Securities and collateral                                              (249.3)                              (249.3)
         Investments in affiliates and
           subsidiaries, net of cash acquired        88.1       (163.3)         (0.3)                               (75.5)
         Property, plant and equipment, net                     (413.2)        (10.9)                              (424.7)
       Expenditures on deferred charges                          (45.5)                                             (45.5)
                                            ------------- ------------ -------------  ------------------ ----------------

     Net cash provided by (used in)
       investing activities                          88.1        (12.5)     (1,678.7)                            (1,603.1)
                                            ------------- ------------ -------------  ------------------ ----------------

     CASH FLOWS FROM FINANCING
       ACTIVITIES
         Loans and financings
           Issuance                                              549.9          44.5                25.7            620.1
           Repayments, including interest            (0.3)    (2,665.8)       (259.2)                            (2,925.3)
         Capital subscription                        32.8       (447.9)        444.1                                 29.0
         Repurchase of own shares for
           treasury                                (337.1)                                                         (337.1)
         Capital increase of minority
           interests in subsidiaries                              10.5                                               10.5
         Dividends paid                            (290.4)      (149.2)                            104.0           (335.6)
         Advances to employees for
           purchase of shares                        10.8         15.4                                               26.2
                                            ------------- ------------ -------------  ------------------ ----------------

     Net cash provided by (used in)
       financing activities                        (584.2)    (2,687.1)        229.4               129.8         (2,912.2)
                                            ------------- ------------ -------------  ------------------ ----------------

     Effects of exchange rate changes
       on cash                                                   639.1                                              639.1
                                            ------------- ------------ -------------  ------------------ ----------------

     NET INCREASE (DECREASE) IN CASH
       AND CASH EQUIVALENTS                           0.1        345.8          64.5                                281.2

     Cash and cash equivalents,
       at beginning of year                                    1,031.5         381.3                              1,412.8
                                            ------------- ------------ -------------  ------------------ ----------------

     CASH AND CASH EQUIVALENTS AT END
       OF YEAR                                        0.1        685.7         445.8                              1,131.6
                                            ============= ============ =============  ================== ================

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31, 2003 AND 2002
     IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------




(C)  CONSOLIDATING SCHEDULES FOR THE YEAR
     ENDED DECEMBER 31, 2001


(I)  CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                    AMBEV                                  CONSOLIDATING
                                                  HOLDING          CBB         OTHER         ADJUSTMENTS     CONSOLIDATED
                                            ------------- ------------ -------------  ------------------ ----------------
     NET SALES                                                 6,812.3         511.3              (798.0)         6,525.6
     Cost of sales                                            (3,884.0)       (276.3)              794.1         (3,366.2)
                                            ------------- ------------ -------------  ------------------ ----------------

     GROSS PROFIT                                              2,928.3         235.0                (3.9)         3,159.4
                                            ------------- ------------ -------------  ------------------ ----------------

     OPERATING INCOME (EXPENSES)
       Selling, general and administrative          (25.1)    (1,321.2)       (180.7)               (0.1)        (1,527.1)
       Depreciation and amortization of
         deferred charges                                       (230.4)        (26.1)                              (256.5)
       Financial income (expense), net               (8.2)      (874.2)        379.3                               (503.1)
       Other operating income, net                  (86.9)       143.4         (13.7)               75.5            118.3
       Equity in results of
         affiliates                                 917.1                       (3.2)             (913.9)
                                            ------------- ------------ -------------  ------------------ ----------------

                                                    796.9     (2,282.4)        155.6              (838.5)        (2,168.4)
                                            ------------- ------------ -------------  ------------------ ----------------

     OPERATING INCOME                               796.9        645.9         390.6              (842.4)           991.0

     NON-OPERATING INCOME (EXPENSE), NET              1.9        (7.4)          (1.7)                9.5              2.3
                                            ------------- ------------ -------------  ------------------ ----------------

     INCOME BEFORE INCOME TAXES PROFIT
       SHARING, CONTRIBUTIONS AND
         MINORITY INTEREST                          798.8        638.5         388.9              (832.9)           993.3

     Income tax benefit (expense)                    15.9        (26.8)         12.3               (53.3)           (51.9)
                                            ------------- ------------ -------------  ------------------ ----------------

     INCOME BEFORE PROFIT SHARING
       CONTRIBUTIONS AND MINORITY
         INTEREST                                   814.7        611.7         401.2              (886.2)           941.4

       Employee and management profit
         sharing                                    (12.8)       (68.5)                                             (81.3)
       Contributions to FAHZ                        (17.3)       (58.5)                                             (75.8)
                                            ------------- ------------ -------------  ------------------ ----------------

     INCOME BEFORE MINORITY INTEREST                784.6        484.7         401.2              (886.2)           784.3
       Minority interest                                         (31.6)         10.5                21.4              0.3
                                            ------------- ------------ -------------  ------------------ ----------------

     NET INCOME                                     784.6        453.1         411.7              (864.8)           784.6
                                            ============= ============ =============  ================== ================

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31, 2003 AND 2002
     IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------


(II) CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

                                                         AMBEV                                  CONSOLIDATING
                                                       HOLDING          CBB         OTHER         ADJUSTMENTS     CONSOLIDATED
                                                 ------------- ------------ -------------  ------------------ ----------------
     NET CASH PROVIDED BY OPERATING ACTIVITIES            80.0       (168.6)        858.8               236.4          1,006.6
                                                 ------------- ------------ -------------  ------------------ ----------------

     CASH FLOWS FROM INVESTING ACTIVITIES
       Short-term investments
          (maturity over 90 days                                     (997.0)        259.2                               (737.8)
       Securities and collateral                         183.2        382.3        (423.4)             (384.3)          (242.2)
       Investments in affiliates and subsidiaries,
         net of cash acquired                            (98.4)       (62.8)        (58.9)                              (220.1)
       Cash acquired on the IBANN transaction            275.1       (275.1)
       Property, plant and equipment, net                            (350.9)        (53.8)                              (404.7)
       Expenditures on deferred charges                               (80.0)         (2.6)                               (82.6)
                                                 ------------- ------------ -------------  ------------------ ----------------

     Net cash provided by (used in)
       investing activities                              359.9     (1,383.5)       (279.5)             (384.3)        (1,687.4)
                                                 ------------- ------------ -------------  ------------------ ----------------

     CASH FLOWS FROM FINANCING ACTIVITIES
       Loans and financings
          Issuance                                         0.4      3,251.6                               3.2          3,255.2
          Repayments, including interest                           (1,157.8)       (217.2)               31.1         (1,343.9)
       Capital subscription                               80.8                                                            80.8
       Repurchase of own shares for treasury            (155.6)       (91.1)                                            (246.7)
       Premium received on sale of stock option            4.9                                                             4.9
       Dividends  paid                                  (315.8)      (107.3)                            109.7           (313.4)
       Advances to employees for
          purchase of shares, net of repayments          (54.6)        38.1                                              (16.5)
       Other                                                           (6.3)                              3.9             (2.4)
                                                 ------------- ------------ -------------  ------------------ ----------------

     Net cash provided by (used in) financing
       activities                                       (439.9)     1,927.2        (217.2)              147.9          1,418.0
                                                 ------------- ------------ -------------  ------------------ ----------------

     Effects of exchange rate changes
       on cash and cash equivalents                                   100.2                                              100.2
                                                 ------------- ------------ -------------  ------------------ ----------------

     NET INCREASE (DECREASE) IN CASH AND
       CASH EQUIVALENTS                                               475.3         362.1                                837.4

     Cash and cash equivalents,
       at beginning of year                                           556.2          19.2                                575.4
                                                 ------------- ------------ -------------  ------------------ ----------------

     CASH AND CASH EQUIVALENTS AT END OF YEAR                       1,031.5         381.3                              1,412.8
                                                 ============= ============ =============  ================== ================


                                                                *    *    *